Exhibit 99.3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the audited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the year ended December 31, 2020. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the “Company”, “we” or “our” refers to Turquoise Hill Resources Ltd. and a reference to “Turquoise Hill” refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 60.

This MD&A also contains certain non-GAAP (or non-IFRS) measures. Please refer to the section titled “Non-GAAP Measures” commencing on page 55.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risks and Uncertainties” in this MD&A commencing on page 32.

The effective date of this MD&A is March 8, 2021.

2	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

December 31, 2020	3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR 2020

Full Year 2020

•	Oyu Tolgoi open pit and underground workforce posted an All Injury Frequency Rate (AIFR) of 0.15 per 200,000 hours worked. This is the lowest full-year AIFR the team has achieved.

•

As at December 31, 2020, Turquoise Hill has $1.1 billion of available liquidity, which under current projections is expected to meet the Company’s requirements, including the funding of underground capital expenditure, into Q3’22.

•	Turquoise Hill currently estimates a base case incremental funding requirement of $2.3 billion, compared to $3.0 billion estimated in the Company’s Q3’20 earnings release.

•	Full year copper production of 149,631 tonnes is within the Company’s original guidance of 140,000 – 170,000 tonnes.

•	Full year gold production of 181,858 ounces outperformed the Company’s original guidance of 120,000 – 150,000 ounces as well as its updated guidance of 155,000 – 180,000 ounces.

•	Full year mill throughput of 40.2 million tonnes was slightly lower than 2019 due to processing more of the harder Phase 4B ore.

•

Revenue of $1,078.2 million in 2020 decreased 7.5% versus 2019, primarily due to lower gold production as the open pit worked through the lower grade areas of Phase 4B and Phase 6B before reaching the higher-grade copper and gold grades lower in Phase 4B, which were accessed in Q4’20 and are planned to continue throughout 2021.

•

Income was $494.6 million compared with a loss of $476.9 million in 2019 due primarily to the $0.6 billion impairment charge recorded in 2019 together with $462.0 million of additional deferred tax assets recognised in 2020 versus 2019. Income attributable to owners of Turquoise Hill was $406.3 million or $2.02 per share, compared with loss of $150.5 million or $0.75 per share in 2019.

•

Cost of sales was $2.20 per pound of copper sold and C1 cash costs[1] were $1.45 per pound of copper produced, within the updated 2020 guidance range of $1.30 to $1.70 per pound of copper produced. All-in sustaining costs[1] were $1.94 per pound of copper produced.

•

Total operating cash costs[1] of $747.9 million, which decreased 3.4% from $774.5 million in 2019, were below the low end of the 2020 guidance range of $780 million to $830 million. The decrease was driven by lower mining and milling costs[1] and certain COVID-19 related cost saving initiatives.

•

Underground capital spend of $1,021.1 million, including $94.4 million of underground sustaining capital, was within the original 2020 guidance range of $1.0 billion to $1.1 billion. Total underground spend since January 1, 2016 is now approximately $4.5 billion, including $0.1 billion of underground sustaining capital.

•	Cash generated from operating activities before interest and taxes was $371.2 million, versus $341.7 million in 2019.

[1]	Please refer to Section – NON-GAAP MEASURES – on page 55 of this MD&A for further information.

4	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	The project has exceeded one million tonnes of underground material moved through Shaft 2 since commissioning.

•	All surface infrastructure required to support first sustainable production of Hugo North Lift 1 Panel 0 is complete.

•	In May 2020, the updated Panel 0 mine design was approved.

•

In July 2020, the Oyu Tolgoi Feasibility Study (OTFS20) was completed, followed by Turquoise Hill filing its 2020 Oyu Tolgoi Technical Report (OTTR20) in August 2020. Both the OTFS20 and OTTR20 are based on the updated Panel 0 mine design. Engagement with the Government of Mongolia regarding OTFS20 is ongoing to enable its acceptance and subsequent approval by the board of directors of Oyu Tolgoi LLC (the Oyu Tolgoi Board).

•

In December 2020, the Definitive Estimate (DE) was completed. The DE refines the analysis contained in the OTFS20 as well as the OTTR20, and includes a revised base case project development capital cost estimate of $6.75 billion, and a revised base case Panel 0 sustainable first production forecast of October 2022. There is ongoing engagement with our partner Erdenes Oyu Tolgoi LLC (Erdenes) regarding the DE to enable its further consideration by the Oyu Tolgoi Board, which engagement includes consideration of the cost and schedule update reported in the DE by a Special Committee of the Oyu Tolgoi Board.

•

Oyu Tolgoi LLC was awarded The Copper Mark for meeting over 30 criteria for Responsible Environmental, Social and Governance (ESG) operating practices. The Copper Mark is the first and only program for responsible production in the copper industry.

Fourth Quarter 2020

•

Both copper and gold production were higher in Q4’20 versus Q4’19, benefiting from increased average head grades therefore higher recovery as mining transitioned deeper into the higher grade areas of Phase 4B. In Q4’20, Oyu Tolgoi produced 41,647 tonnes of copper and 87,812 ounces of gold compared to 32,906 tonnes of copper and 24,344 ounces of gold in Q4’19.

•	Revenue in Q4’20 of $405.1 million was 83% higher than the $221.4 million achieved in Q4’19, reflecting increases of $101.9 million and $80.3 million in revenue from copper and gold, respectively.

•	Mill throughput in Q4’20 was lower than Q4’19 due to higher overall feed hardness and decreased mill availability due to a shutdown for concentrator maintenance in December 2020.

•	Cash generated from operating activities before interest and taxes was $245.8 million in Q4’20, an increase from $42.4 million generated in Q4’19 due primarily to the increase in revenue.

•	Cost of sales of $2.08 per pound of copper sold, C1 cash costs[2] of $0.76 per pound of copper produced and all-in sustaining costs[2] of $1.45 per pound of copper produced were achieved for Q4’20.

•	Total operating cash costs[2] of $197.7 million in Q4’20 increased 1.6% from $194.6 million in Q4’19.

[2]	Please refer to Section – NON-GAAP MEASURES – on page 55 of this MD&A for further information.

December 31, 2020	5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Underground capital spend was $237.5 million in Q4’20, inclusive of $44.5 million in underground sustaining capital.

•	Access to higher copper and gold grades in Q4’20 is expected to continue throughout 2021. Shipments across the Chinese border were maintained despite COVID-19 measures in Mongolia.

•

Work on the project has continued to materially progress in line with the DE despite the COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia. Ongoing impacts to domestic and international movement could have an impact on key project milestones.

•

Remobilisation of international shaft-sinking specialists occurred in Q4’20, with work at Shaft 4 focussed on completing all construction and commissioning activities for load testing and verification in preparation for the shaft sinking which commenced in early February 2021.

OPERATIONAL OUTLOOK FOR 2021

Oyu Tolgoi is expected to produce 160,000 to 180,000 tonnes of copper and 500,000 to 550,000 ounces of gold in concentrates in 2021 from processing of both open pit and underground development ore. The increase in gold production in 2021 compared with 2020 is the result of transitioning lower into the higher grade areas of Phase 4B. The Company has been advised by the manager that a geotechnical event in Phase 4B in December 2020 has required changes to the mine design that will slightly impact metal delivery in 2021 and 2022, but is expected to remain within the outlook range. Additional optimisation of Phase 4B is currently underway, and the Company anticipates releasing its 2022 outlook at the conclusion thereof.

Operating cash costs3 for 2021 are expected to be $800 million to $850 million.

Capital expenditure for 2021 on a cash-basis is expected to be between $110 million to $140 million for the open-pit and $1.1 billion to $1.2 billion for the underground, including underground sustaining capital expenditure but excluding any power-related expenditure. Capital expenditure for 2021 is expected to be higher than 2020 partly due to the impact of deferrals in spend from 2020 to 2021 resulting from the impact of the COVID-19 pandemic.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground capital is inclusive of VAT. Open pit capital expenditure guidance for 2021 has reduced from the previous range of $120 million to $160 million to reflect the deferral of certain non-critical projects.

2021 C1 cash costs3 are expected to be in the range of negative $0.50 to negative $0.80 per pound of copper produced, an improvement upon 2020 due to the expected increase in gold production and higher forecast copper and gold prices. Unit cost guidance assumes the midpoint of the expected 2021 copper and gold production ranges and a gold price of $1,880 per ounce.

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes, a Mongolian state-owned entity.

[3]	Please refer to Section – NON-GAAP MEASURES – on page 55 of this MD&A for further information.

6	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2021 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At the end of Q4’20, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of 12,364 workers, of which over 95.4% were Mongolians.

SELECTED ANNUAL FINANCIAL INFORMATION

($ in millions, except per share information)	Year Ended December 31
	2020	2019	2018
Revenue	$1,078.2	$1,166.0	$1,180.0

Income (loss) for the year	$494.6	$(476.9)	$394.3

Net income (loss) attributable to owners of Turquoise Hill	$406.3	$(150.5)	$411.2
Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$2.02	$(0.75)	$2.04

Total assets	$13,368.8	$12,822.4	$13,312.0
Long-term liabilities
Borrowings and other financial liabilities	$4,173.5	$4,187.3	$4,187.3
Decommissioning obligations	$134.0	$104.2	$131.6
Deferred income tax liabilities	$111.7	$79.2	$47.9

Note: Annual financial information has been extracted from the audited financial statements of Turquoise Hill, which are prepared in accordance with IFRS. The long-term liabilities for the year ended December 31, 2018 does not reflect the adoption by the Company of IFRS 16 Leases as of January 1, 2019.

December 31, 2020	7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED FINANCIAL METRICS (1)

	Three months ended			Year ended
	4Q	4Q	Change	12 months	12 months	Change
($ in millions, unless otherwise noted)
	2020	2019	%	2020	2019	%

Revenue	405.1	221.4	83.0%	1,078.2	1,166.0	(7.5%)
Income (loss) for the period	241.6	109.5	—	494.6	(476.9)	—
Income (loss) attributable to owners of Turquoise Hill	159.9	113.1	—	406.3	(150.5)	—
Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	0.79	0.56	—	2.02	(0.75)	—
Revenue by metals in concentrates
Copper	280.0	178.1	57.2%	797.3	787.8	1.2%
Gold	120.4	40.1	200.2%	265.7	365.0	(27.2%)
Silver	4.7	3.2	46.9%	15.2	13.2	15.2%
Cost of sales	173.6	175.0	(0.8%)	669.4	743.0	(9.9%)
Production and delivery costs	125.9	125.2	0.6%	493.4	559.1	(11.8%)
Depreciation and depletion	47.7	49.8	(4.2%)	176.0	183.9	(4.3%)
Capital expenditure on cash basis	263.0	318.6	(17.5%)	1,080.5	1,308.1	(17.4%)
Underground-Development	193.0	289.7	(33.4%)	926.7	1,174.9	(21.1%)
Underground-Sustaining	44.5	—	100.0%	94.4	—	100.0%
Open pit	25.5	28.9	(11.8%)	59.4	133.2	(55.4%)
Proceeds from pre-production revenue	—	—	—	(26.1)	—	100.0%
Royalties	23.4	12.5	87.2%	63.4	64.0	(0.9%)
Operating cash costs (2)	197.7	194.6	1.6%	747.9	774.5	(3.4%)
Unit costs ($)
Cost of sales (per pound of copper sold)	2.08	2.46	(15.4%)	2.20	2.25	(2.2%)
C1 (per pound of copper produced) (2)	0.76	2.21	(65.6%)	1.45	1.37	5.8%
All-in sustaining (per pound of copper produced) (2)	1.45	2.97	(51.2%)	1.94	2.08	(6.7%)
Mining costs (per tonne of material mined) (2)	1.85	1.55	19.4%	1.80	1.88	(4.1%)
Milling costs (per tonne of ore treated) (2)	7.29	5.01	45.6%	6.35	6.48	(2.0%)
G&A costs (per tonne of ore treated)	3.28	3.49	(6.0%)	3.11	3.30	(5.9%)
Cash generated from (used in) operating activities	69.5	(153.6)	145.2%	40.9	(11.7)	449.6%
Cash generated from operating activities before interest and tax	245.8	42.4	479.7%	371.2	341.7	8.6%
Interest paid	170.6	206.6	(17.4%)	316.8	427.5	(25.9%)
Total assets	13,369	12,822	4.3%	13,369	12,822	4.3%
Total non-current financial liabilities	4,419	4,371	1.1%	4,419	4,371	1.1%

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Please refer to Section – NON-GAAP MEASURES – on page 55 of this MD&A for further information.

Full Year 2020 vs. 2019

•	Revenue of $1,078.2 million in 2020 decreased 7.5% when compared to $1,166.0 million in 2019, primarily driven by a 27.2% decrease in gold revenue due to a 45.3% decrease in volumes of gold in

8	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

concentrates sold, as gold production reduced as lower grade gold areas of Phase 4B and Phase 6B were mined through the majority of 2020. This reduced gold production was partly offset by a 27.1% increase in the average price of gold as well as by higher copper revenue, which was primarily driven by a 2.3% increase in copper production.

•

Income for 2020 was $494.6 million compared with a loss of $476.9 million in 2019. This change was primarily due to the $0.6 billion impairment charge recorded in 2019 together with $462.0 million of additional deferred tax assets recognised in 2020 versus 2019. The change in the amount of deferred tax recognised was due to an adjustment recorded in 2019 to reflect the impact of cost overruns and scheduled delays announced on July 15, 2019; deferred tax recognised in 2020 increased by $346.6 million driven primarily by improved near-term commodity price estimates, which increased taxable income forecasts and subsequently increased the amount of loss carry forwards and temporary differences estimated to be utilised prior to expiration.

•

Cost of sales in 2020 was $669.4 million compared to $743.0 million in 2019, primarily driven by a 7.6% decrease in the volume of concentrates sold and a reduction in the unit cost of production resulting from reduced mining and milling unit costs[4].

•

Capital expenditure on a cash basis for 2020 was $1,080.5 million compared to $1,308.1 million in 2019, comprising $1,021.1 million (2019 – $1,174.9 million) of underground capital spend (including $94.4 million in underground sustaining capital) and open-pit spend of $59.4 million (2019 - $133.2 million). 2020 open-pit capital expenditure includes deferred stripping of $5.1 million and tailings storage facility spend of $29.4 million.

•

Total operating cash costs[4] of $747.9 million in 2020 decreased 3.4% when compared to 2019, driven by lower mining costs[4] due to reduced fuel and maintenance costs as well as lower milling costs[4] from lower grinding material and reagent consumption. In addition, 2020 benefitted from certain COVID-19 related cost saving initiatives.

•

Cost of sales was $2.20 per pound of copper sold in 2020, compared to $2.25 per pound of copper sold in 2019, reflecting a lower unit cost of production due to reduced mining and milling unit costs[4]. This was partly offset by the impact of lower volumes of metals in concentrate sold.

•

C1 cash costs[4] in 2020 were $1.45 per pound of copper produced, increasing from $1.37 per pound of copper produced in 2019. The increase was primarily driven by the impact of lower gold credits due to the lower gold revenue in 2020.

•	Operating cash costs[4] were lower in 2020 versus 2019, benefiting from lower mining and milling unit costs[4].

•

All-in sustaining costs[4] in 2020 were $1.94 per pound of copper produced, compared with $2.08 per pound of copper produced in 2019. All-in sustaining costs[4] were impacted by the same factors that impacted C1 cash costs[4], however the $73.8 million decrease in open pit sustaining capital expenditure ultimately led to a decrease in all-in sustaining costs[4] when compared to 2019.

•

Mining costs[4] in 2020 were $1.80 per tonne of material mined, compared to $1.88 per tonne of material mined in 2019. The decrease from 2019 was mainly due to decreased fuel costs and maintenance costs, partly offset by a reduction in material mined.

4 Please refer to Section – NON-GAAP MEASURES – on page 55 of this MD&A for further information.

December 31, 2020	9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Milling costs[5] in 2020 were $6.35 per tonne of ore treated, compared to $6.48 per tonne of ore treated in 2019. The decrease from 2019 was mainly due to lower consumption of grinding materials, reagents, lime and bulk bags, together with lower maintenance and consumables spend.

•	G&A costs in 2020 were $3.11 per tonne of ore treated, compared to $3.30 per tonne of ore treated in 2019. The decrease from 2019 was mainly due to COVID-19 related cost savings, such as travel.

•

Cash generated from operating activities was $40.9 million in 2020, compared to $11.7 million used in operated activities during 2019. This was due to positive movements in working capital[5] and a decrease in net interest paid of $47.0 million due primarily to lower LIBOR rates. These improvements were partly offset by an increase of $23.9 million in taxes paid in 2020.

Q4’20 vs. Q4’19

•

Revenue of $405.1 million in Q4’20 increased 83.0% from $221.4 million in Q4’19, reflecting increases of $101.9 million and $80.3 million in revenue from copper and gold, respectively. The increase in copper revenue was impacted by a 21.7% increase in the average price of copper as well as a 26.4% increase in copper production. Gold revenue benefitted from a 26.5% increase in the average price of gold and a 266.7% increase in gold production, reflecting the scheduled move to higher grade gold areas of Phase 4B.

•

Income for the period was $241.6 million in Q4’20 compared with income of $109.5 million in Q4’19, primarily reflecting the impact of increased revenue partly offset by the impact of lower deferred tax assets recognised in Q4’20 versus Q4’19. Income attributable to owners of Turquoise Hill in Q4’20 was $159.9 million, or $0.79 per share, compared to $113.1 million, or $0.56 per share, in Q4’19.

•

Cost of sales of $173.6 million in Q4’20 decreased 0.8% from $175.0 million in Q4’19, due mainly to lower depreciation and depletion as certain long-lived assets subject to straight line depreciation reached the end of their depreciable lives.

•

Capital expenditure on a cash basis was $263.0 million in Q4’20, compared to $318.6 million in Q4’19, comprised of $237.5 million (Q4’19 – $289.7 million) in underground capital spend (including $44.5 million in underground sustaining capital) and $25.5 million (Q4’19 - $28.9 million) open-pit sustaining capital expenditure.

•

Total operating cash costs[5] of $197.7 million in Q4’20 increased 1.6% from $194.6 million in Q4’19, principally due to increased milling costs[5] from the timing of a major plant shutdown in Q4’20 versus in Q3’19, together with increased royalty costs driven by higher sales revenue. These increases were partly offset by lower fuel and G&A costs.

•

Unit cost of sales of $2.08 per pound of copper sold in Q4’20 decreased 15.4% from $2.46 per pound of copper sold in Q4’19, reflecting a 17.3% increase in the volumes of copper in concentrates sold during Q4’20.

•

Oyu Tolgoi’s C1 cash costs[5] of $0.76 per pound of copper produced in Q4’20 decreased from $2.21 in Q4’19, primarily reflecting the impact of the $80.3 million increase in gold revenue as well as the impact of a 26.4% increase in copper production.

5 Please refer to Section – NON-GAAP MEASURES – on page 55 of this MD&A for further information.

10	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

All-in sustaining costs[6] of $1.45 in Q4’20 decreased 51.2% from $2.97 in Q4’19. Similar to the decrease in C1 cash costs[5] over the same periods, the decrease primarily reflects the impact of higher gold revenues and higher copper production. Additionally, all-in sustaining costs[5] were impacted by lower open-pit sustaining capital spend in Q4’20.

•

Mining costs[6] of $1.85 per tonne of material mined in Q4’20 increased 19.4% from $1.55 per tonne of material mined in Q4’19. The increase was mainly due to lower material mined, increased haul truck rental costs and higher spend on maintenance and consumables. These increases were partly offset by lower fuel costs.

•

Milling costs[6] of $7.29 per tonne of ore treated in Q4’20 increased 45.6% from $5.01 per tonne of ore treated in Q4’19. The increase was mainly due to higher maintenance and consumables costs associated with the plant shutdown in Q4’20 versus in Q3’19.

•	G&A costs of $3.28 per tonne of ore treated in Q4’20 decreased 6% from $3.49 per tonne of ore treated in Q4’19. The decrease was mainly due to COVID-19 related cost savings, such as travel.

•

Cash generated from operating activities was $69.5 million in Q4’20, compared to cash used in operating activities of $153.6 million in Q4’19, due primarily to the $183.7 million increase in revenue as well as lower net interest paid in Q4’20 due to reduced LIBOR rates.

OYU TOLGOI

Safety Performance and COVID-19 Response

Oyu Tolgoi’s safety performance improved in Q4’20, with the AIFR decreasing from 0.17 per 200,000 hours worked for the nine months ended September 30, 2020 to 0.15 per 200,000 hours worked for the year ended December 31, 2020. In addition to its commitment to reducing health and safety risks and injury at Oyu Tolgoi, preventing the spread of COVID-19 continued to be a key priority for Oyu Tolgoi.

While the open pit and ore processing operations at Oyu Tolgoi continued to operate uninterrupted despite COVID-19, the unprecedented impact of this pandemic has seen restrictions imposed by the Government of Mongolia on travel and the movement of goods and people both across and within its borders, making it more difficult for teams to access the site. Expatriate specialists continued to return to Mongolia in Q4’20, including key specialists required to advance preparations for Shaft 3 and Shaft 4 sinking.

The safety and health of the workforce continues to be the major focus throughout Oyu Tolgoi, and management is committed to reducing COVID 19-related health risks. Site COVID-19 controls include social distancing practices, mandatory wearing of masks, hand washing and temperature measurements in high traffic areas. Employees in Ulaanbaatar have been working from home when required. Four rapid test screening hubs have been implemented to monitor the exposure of the workforce to COVID-19. Since the first confirmed COVID-19 community transmission case in Mongolia, Oyu Tolgoi LLC has continued to cooperate with the Government of Mongolia and the State Emergency Committee and has adhered to the necessary compliance requirements and guidance. Quarantine restrictions in Ulaanbaatar and other provinces, including South Gobi, resulted in implementation of an elongated roster for and impacted planned shift-change frequency of the site workforce. Consequently, fatigue management has required ongoing management. Continued focus on reducing the potential exposure to COVID-19 is critical to maintaining uninterrupted operations and to minimising its impacts on the underground development.

6 Please refer to Section – NON-GAAP MEASURES – on page 55 of this MD&A for further information.

December 31, 2020	11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The key operational metrics for full year and Q4 2020 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2020	4Q 2019	Change	Full Year 2020	Full Year 2019	Change
Open pit material mined (‘000 tonnes)	23,663	28,122	(15.9%)	97,694	101,316	(3.6%)
Ore treated (‘000 tonnes)	9,594	11,088	(13.5%)	40,200	40,777	(1.4%)
Average mill head grades:
Copper (%)	0.50	0.42	19.0%	0.46	0.45	2.2%
Gold (g/t)	0.41	0.15	173.3%	0.24	0.29	(17.2%)
Silver (g/t)	1.16	1.06	9.4%	1.18	1.13	4.4%
Concentrates produced (‘000 tonnes)	190.2	152.6	24.6%	693.1	674.6	2.7%
Average concentrate grade (% Cu)	21.9	21.6	1.4%	21.6	21.7	(0.5%)
Production of metals in concentrates:
Copper (‘000 tonnes)	41.6	32.9	26.4%	149.6	146.3	2.3%
Gold (‘000 ounces)	88	24	266.7%	182	242	(24.8%)
Silver (‘000 ounces)	231	190	21.6%	876	867	1.0%
Concentrate sold (‘000 tonnes)	181.5	157.5	15.2%	669.6	724.7	(7.6%)
Sales of metals in concentrates:
Copper (‘000 tonnes)	37.9	32.3	17.3%	137.8	149.9	(8.1%)
Gold (‘000 ounces)	66	25	164.0%	150	274	(45.3%)
Silver (‘000 ounces)	194	244	(20.5%)	760	896	(15.2%)
Metal recovery (%)
Copper	85.9	74.2	15.8%	79.6	78.7	1.1%
Gold	68.8	48.2	42.7%	58.6	63.6	(7.9%)
Silver	64.3	53.5	20.2%	56.4	58.1	(2.9%)

In Q4’20, processed ore tonnage was lower than the same period of 2019 due to the processing of more higher grade material, in addition to a planned maintenance shutdown in December that reduced mill availability and effective utilisation. Q4’20 copper production was higher compared to the same quarter of the previous year. This was due to a 19% increase in copper head grade to the mill from 0.42 in Q4’19 to 0.50 in Q4’20. This increase was more than sufficient to offset the lower milled tonnes in the period compared to 2019. Q4’20 gold production was higher compared to the same quarter of the previous year. This was due to a significant increase in average gold head grade of 173% and higher recovery as the mining transitioned deeper into the higher grade areas of Phase 4B.

2020 processed ore tonnage was slightly lower than 2019 primarily due to mill feed composition. 2020 copper production was slightly higher compared to 2019 driven by higher head grade and recovery due to a move of ore source from Phases 4A and 6A into Phases 4B and 6B. 2020 gold production was lower compared to 2019 primarily due to lower average gold grades and recovery experienced in Phase 4B compared to Phase 4A mined in 2019.

Oyu Tolgoi Underground Update

Work on the project has continued to progress within the COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia. Although expatriates began returning to Mongolia from July 2020, community transmitted COVID-19 cases in-country resulted in increased restrictions, including on both domestic and international travel.

12	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

With the assistance of vendor representatives now on site, installation and commissioning of sinking related equipment continues at Shafts 3 and 4. Activities at Shaft 4 in Q4’20 were focused on completing all construction and commissioning activities for load testing and verification in preparation for shaft sinking, which commenced in early February 2021. Should flight restrictions continue, productivity on the project and the ability to perform specialised maintenance and commissioning activities could be impacted. First sustainable production for Panel 0 is on track, however progress is being monitored and we will communicate any implications, particularly for Panel 1 and Panel 2 ramp-up which Shaft 3 and 4 support, at an appropriate time.

Materials Handling System 1 progress continues with civil work complete on Primary Crusher 1 and steel and cable installation continuing thereon.

Overall, the underground lateral development has now reached 53,000 equivalent metres (eqm) with development required before first drawbell substantially complete.

The project has now exceeded one million tonnes of material moved through Shaft 2 since commissioning, and scheduled annual maintenance of the Shaft was successfully completed in October 2020 using remote technology.

The DE, which was completed in December 2020, forecasts first sustainable production in October 2022 and estimates a development capital cost of $6.75 billion. The level of work and scope of the review were completed to an accuracy range of -5% to +10% however, given the uncertainty of COVID-19-related and other business case risks identified by Rio Tinto, the go-forward capital expenditure estimate and schedule, as approved by the Company’s board, are at a -10% to +15% level of accuracy. There is ongoing engagement with our partner Erdenes regarding the DE to enable its further consideration by the Oyu Tolgoi Board, which includes an assessment of cost and schedule impacts by a Special Committee of the Oyu Tolgoi Board. The DE assumes COVID-19 related restrictions in 2021 that are no more stringent than those experienced in September 2020. The impact of the recent COVID-19 restrictions following the community transmitted cases in Ulaanbaatar in November 2020 are monitored for potential impacts to development capital cost and/or project schedule. Turquoise Hill understands that business case risks identified by Rio Tinto relate to: government approvals of the OTFS20 and supporting documents; achievement of certain milestones identified in the amended Power Source Framework Agreement (PSFA); and implementation of the Memorandum of Understanding (MOU) between Turquoise Hill and Rio Tinto relating to funding.

In response to the limitations imposed on international and domestic travel, on-site work rotations have been extended and fatigue management protocols have been put in place, supplementing the existing social distancing, personal protective equipment, hygiene and other protocols already in place.

The DE delivered verification that all surface infrastructure required for sustainable first production is now complete. The DE also finalised pillar locations on the Panel 0 boundaries and optimised the drawpoint layout to minimise exposure to the lower fault. This resulted in a non-material increase in the Hugo North Mineral Reserves of 10Mt ore, 0.18Mt contained copper and 0.07Moz contained gold. At peak production, Oyu Tolgoi is expected to operate in the first quartile of the copper C1 cash costs7 curve and, by 2030, is expected to be the fourth largest copper mine in the world. It is expected to produce 480,000 tonnes of copper per year on average, from 2028 to 2036, from the open pit and underground. The underground Ore

7 Please refer to Section – NON-GAAP MEASURES – on page 55 of this MD&A for further information.

December 31, 2020	13

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Reserve has an average copper grade of 1.52 per cent, which is more than three times higher than the open pit Ore Reserve, and contains 0.31 grammes of gold per tonne.

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2
Q2’20	5.5	5.1	10.6
Q3’20	4.7	4.1	14.3
Q4’20	4.2	3.8	8.5
2020	19.9	18.4	36.6
Total	52.8	45.0	191.9

Notes:

Totals may not match due to rounding.

*	Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5

14	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
Q3’20	0.9	0.9	0.0
Q4’20	1.0	1.0	0.0
2020	4.0	3.6	10.1
Total	13.0	11.9	26.6

Note: Totals may not match due to rounding.

Oyu Tolgoi spent $237.5 million on underground capital during Q4’20 including $44.5 million of underground sustaining capital. Total underground project spend from January 1, 2016 to December 31, 2020 was approximately $4.5 billion including $0.1 billion of underground sustaining capital. Underground project spend on a cash basis includes expansion capital, VAT and capitalised management services payment and excludes capitalised interest and capitalised pre-production sales. In addition, Oyu Tolgoi had contractual obligations8 of $0.5 billion as at December 31, 2020. Since the restart of project development in 2016 through December 31, 2020, Oyu Tolgoi has committed over $3.5 billion to Mongolian vendors and contractors.

In Q1’20, Oyu Tolgoi submitted a mineral resources and reserves update for registration as required pursuant to local regulatory requirements in Mongolia. The expert review is in progress and OTFS20 is expected to be considered for endorsement following registration. Oyu Tolgoi Board approval of the DE will be considered following completion of the regulatory process.

Undercut Milestones

Block caves are initiated by the drilling and blasting of a narrow slice of rock above the extraction horizon, known as the undercut. The undercut is developed across the entire ore body with “drawbells” excavated on the extraction level beneath the undercut. The drawbells serve as a place for caving rock to flow into and are designed for production equipment to load from. Due to the friability of the ore body, the ore above the undercut caves and flows into the drawbells. The void created in the ore removal process allows gravity to continue forcing the ore body downward.

[8]	Please refer to Section – NON-GAAP MEASURES – on page 55 of this MD&A for further information.

December 31, 2020	15

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The commencement of the undercut in 2021 is a key milestone and it is critical to ensure that, once commenced, the undercut and drawpoint construction continues unimpeded. This will require both technical support, such as confidence in commissioning dates for the materials handling system, as well as the achievement of non-technical criteria. We are working with Oyu Tolgoi and other stakeholders to ensure that critical supporting aspects for a successful project are in place prior to commencing the undercut.

Turquoise Hill is engaging with Rio Tinto and Erdenes to address and agree on the undercut milestones, with the joint objective of preserving the timeline for project completion. Any significant delay to the undercut would have a materially adverse impact on schedule as well as the timing and quantum of underground capital expenditure and would materially adversely impact the timing of expected cash flows from the Oyu Tolgoi underground project, thereby increasing the amount of Turquoise Hill’s incremental funding requirement.

Study Updates

Several mining studies are in progress for the Oyu Tolgoi underground project. The studies are focused on the evaluation of different design and sequencing options for Panels 1 and 2 as part of planned PFS and FS level work. These studies are underpinned by additional geology and geotechnical data that is being collected from underground and surface drilling. The data collection is complete for Panel 0 (the first cave to be mined). The focus of data collection and analysis has now shifted to Panel 1 and Panel 2. Data collection and analysis is being prioritised to complete study work in line with mining progression.

Due to the size of Panel 2, a decision has been made to consider the area as three mining zones assisting with efficiency in assessment and design updates. A design update for the north and central areas of Panel 2 is expected in H2’21. In addition, broader studies for the remaining areas of Lift 1 (Panel 2 South and Panel 1) and assessments of pillar recoverability are ongoing.

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at December 31, 2020, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi LLC was $7.3 billion, including accrued interest of $1.7 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at December 31, 2020, the cumulative amount of such funding was $1.4 billion, representing 34% of invested common share equity, with unrecognised interest on the amounts funded of $0.8 billion.

As at December 31, 2020, Turquoise Hill has $1.1 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into Q3’22. This expectation has improved, mainly due to improved commodity price estimates. Subsequent to December 31, 2020, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity

16	December 31, 2020

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

horizon. In the event of a significant downturn in the price of copper or gold, the expected revenues to be received by the Company for either commodity would have a floor on the portion of associated production and help provide additional certainty with respect to the Company’s expectation of having sufficient liquidity to meet its requirements, including its operations and underground development, into Q3’22.

On September 9, 2020, Turquoise Hill and Rio Tinto signed a non-binding MOU concerning the funding of Oyu Tolgoi reflecting the parties’ understanding to pursue a re-profiling of existing project debt in line with then current cash flow projections, including by deferring scheduled principal repayments and extending tenors (Re-profiling). The MOU reflected the parties’ understanding with respect to the raising of certain supplemental senior debt (SSD), the process for identifying and considering other funding options, and the scope and timing for a Turquoise Hill equity offering (to the extent required) to address any remaining funding gap with respect to Oyu Tolgoi, all within the framework of existing agreements between Turquoise Hill and Rio Tinto. Such options include additional debt from banks or international financial institutions, an offering of global medium-term notes, a gold pre-sale transaction and a gold streaming transaction.

A successful Re-profiling would reduce the currently projected funding requirements of Oyu Tolgoi by up to US$1.4 billion and extend political risk mitigation.

The MOU also provided that Turquoise Hill and Rio Tinto would seek to raise certain SSD in the form of amortizing term loans to Oyu Tolgoi in the aggregate amount of up to US$500 million from selected international financial institutions. Under the terms of its existing project finance facility, Oyu Tolgoi LLC is permitted to arrange up to $1.6 billion of SSD, subject to meeting certain requirements relating to the tenor, amount and timing of debt service obligations of such SSD and other customary conditions.

Turquoise Hill will continue to prioritise funding by way of debt and/or hybrid financing over equity funding for the eventual balance of Oyu Tolgoi’s funding requirements. Pursuant to the MOU, Rio Tinto has advised Turquoise Hill that it does not currently support, or expect to consent to, additional debt or other non-equity sources of funding at Turquoise Hill or Oyu Tolgoi other than as provided for above. Rio Tinto has committed in the MOU to consider all reasonable financing proposals presented to it by Turquoise Hill, subject to the parties’ respective rights and obligations under the existing agreements between them.

To the extent that the funding gap to complete the Oyu Tolgoi underground project is not eliminated by the Re-profiling, the raising of additional SSD as contemplated by the MOU, and additional debt and/or hybrid financing, Turquoise Hill and Rio Tinto have acknowledged that the balance of the funding gap will need to be satisfied by way of a Turquoise Hill equity offering. In the MOU, the parties have recorded their shared objective of ensuring that any required equity offering is completed not less than 90 days prior to Turquoise Hill becoming unable to meet its obligations as they become due.

If the Re-profiling is achieved and SSD in the amount of US$500 million is raised but no other debt or hybrid financing option is successfully completed, Turquoise Hill estimates that it would need to raise additional equity of at least US$400 million. If the Re-profiling is not achieved and no additional debt (including the US$500 million in SSD contemplated by the MOU) or hybrid financing is completed, Turquoise Hill expects that it would need to raise additional equity of at least US$2.3 billion (based on the same assumptions).

Each of these funding options, if implemented, would have the effect of reducing the Company’s incremental funding requirement. However, successful implementation of such options is subject to achieving alignment with the relevant stakeholders (including Rio Tinto, existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. As there appears to be a difference of views between the parties as to their respective rights and obligations with respect to the financing process, the Company has commenced arbitration proceedings in British Columbia seeking a declaration to clarify the provisions of relevant agreements with Rio Tinto and a related party relating to their role and obligations to support the Company in seeking

December 31, 2020	17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

additional financing for the project. The arbitration process is confidential and is expected to take between three and five months to reach a decision. The arbitrator’s decision will be final and binding on the parties. See section “Arbitration with Rio Tinto International Holdings Limited” of this MD&A.

In the meantime, as contemplated in the MOU, the Company is actively advancing its evaluation of financing options for the project that could address the funding gap, in whole or in part. Such options include additional debt from banks or international financial institutions, an offering of global medium-term notes, a gold pre-sale transaction and a gold streaming transaction. On December 22, 2020, the Company delivered its findings to Rio Tinto and Erdenes on the first phase of its comprehensive funding review process, which involved the identification, market testing and evaluation of funding Oyu Tolgoi LLC with the aforementioned options.

The Company is actively engaged with Rio Tinto and Erdenes in discussing its findings and analysis and continues to pursue the next phase of these options.

Going forward, Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	changes in commodity prices and other market-based assumptions;

•	open pit operating performance as well as the successful implementation (or otherwise) of related optimisation efforts;

•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;

•	the manner in which the amended PSFA is ultimately implemented; and

•	developments in the ongoing dispute with the Mongolian Tax Authority, with respect to which formal international arbitration proceedings were initiated.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require. Turquoise Hill currently estimates its base case incremental funding requirement to be $2.3 billion (compared to $3.0 billion estimated in the Company’s Q3’20 earnings release), taking into consideration improved metal price assumptions for copper and gold over the peak funding period as well as the findings of the completed DE, which assumes:

•	first sustainable production in October 2022;

•	forecast development capital cost of $6.75 billion;

•	easing of travel restrictions and COVID-19 related controls; and

•	reduction in schedule contingency due to a combination of project stage and completion of engineering and analysis work streams.

Additionally, Turquoise Hill currently estimates its base case incremental funding will continue to be influenced by various factors, many of which are outside the Company’s control, including:

•	the timing of commencement of the undercut (please see the “Undercut milestones” section of this MD&A);

•	the amount of development capital required to bring the underground mine into production, if it were to deviate from the disclosed base case of US$ 6.75 billion;

•	the timing of sustainable first production and ramp-up profile and their impact on cash flows, which is also contingent on commencement of the undercut expected in June as announced in the DE;

18	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

the manner in which the amended PSFA is ultimately implemented (the base case assumes the construction of a state-owned power plant (SOPP) will be financed by the Government of Mongolia, as contemplated by the amended PSFA; if one of the alternatives to SOPP available under the amended PSFA, such as an Oyu Tolgoi-based, coal-fired power plant, is ultimately implemented, this could significantly increase the base case incremental funding requirement);

•	changes to the amount of cash flow expected to be generated from open-pit operations, net of underground and open-pit sustaining capital requirements;

•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;

•

changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement); and

•	the final outcomes of the DE and potential optimisations to Panels 1 and 2.

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $2.3 billion base case estimate and such variance may be significant.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC. The remaining 34% interest in Oyu Tolgoi LLC is held by Erdenes Oyu Tolgoi LLC. Turquoise Hill is obliged to fund Erdenes’ share of the capital costs under the ARSHA.

Underground construction recommenced in May 2016 when Oyu Tolgoi LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and Oyu Tolgoi LLC. Approval followed the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by a 2009 Investment Agreement (Investment Agreement). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

As previously announced by Turquoise Hill on January 11, 2021, the Government of Mongolia has advised Rio Tinto that it is dissatisfied with the results of the DE, which was completed and delivered by Rio Tinto and publicly announced by the Company on December 18, 2020, and is concerned that the significant increase in the development costs of the Oyu Tolgoi project has eroded the economic benefits it

December 31, 2020	19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

anticipated to receive therefrom. The Government of Mongolia has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed. The Government of Mongolia has stressed the importance of achieving a comprehensive solution that addresses both financial issues between the shareholders of Oyu Tolgoi as well as economic and social issues of importance to Mongolia, such as water usage, tax payments, and social issues related to employees, in order to implement the Oyu Tolgoi project successfully. In particular, the Government of Mongolia has expressed its intention to initiate discussions with respect to the termination and replacement of the UDP.

While acknowledging Oyu Tolgoi’s significant contributions to Mongolia, Turquoise Hill continues to engage with the Government of Mongolia and remains open to improving the UDP to deliver even greater benefits from Oyu Tolgoi to all stakeholders.

Oyu Tolgoi Mine Power Supply

Oyu Tolgoi LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid JSC (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the Chinese power generation company.

Oyu Tolgoi LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The PSFA entered into between Oyu Tolgoi LLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a coal-fired power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi LLC’s proposal to develop TTPP and announced its intention to fund and construct SOPP at Tavan Tolgoi.

In June 2020, Oyu Tolgoi LLC and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The milestones include: signing a Power Purchase Agreement for the supply of power to the Oyu Tolgoi mine by March 31, 2021, commencing construction of SOPP by no later than July 1, 2021, commissioning SOPP within four years thereafter, and reaching agreement with IMPIC on an extension to the existing power import arrangements by March 1, 2021 in order to ensure there is no disruption to the power supply required to safeguard the Oyu Tolgoi mine’s ongoing operations and development.

The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi LLC will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), including a coal-fired power plant at Oyu Tolgoi, the Mongolian grid or a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

The first PSFA Amendment milestone, execution of the extension of the IMPIC supply arrangements, was not met by the original date of March 1, 2021 and the Government of Mongolia formally notified Oyu Tolgoi LLC and Rio Tinto on February 25, 2021 that the Tavan Tolgoi thermal power station project will be implemented, connected to the Central Energy System and operated under a unified load dispatch control. The letter also stated that agreement on the long term power supply to Oyu Tolgoi LLC is related to the

20	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

extension of the power import arrangements with IMPIC and extending the power import agreement with IMPIC in a way that satisfies both the Government of Mongolia’s and Oyu Tolgoi LLC’s requirements is ongoing. In recognizing the linkage of the extension of the IMPIC supply arrangements with the progress on resolving the issue of domestic power supply, the Government of Mongolia suggested that all milestone dates under the PSFA Amendment agreement be extended.

Oyu Tolgoi LLC is engaging with the Government of Mongolia to agree to a standstill period following the lapse of the March 1, 2021 milestone. During the standstill period, Oyu Tolgoi LLC would not exercise its rights to select and proceed with an alternative power solution but would not be waiving its right to do so in the future.

Oyu Tolgoi LLC continues to collaborate with the Government of Mongolia to ensure a secure, stable and reliable long-term power solution is implemented.

Oyu Tolgoi Tax Assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, Oyu Tolgoi LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that Oyu Tolgoi LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators.

By agreeing to resolve the dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA has also proposed a $1.5 billion adjustment to the balance of Oyu Tolgoi LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years. The relevant losses are not currently scheduled to be utilised in the near term.

On January 11, 2021, Turquoise Hill announced that Oyu Tolgoi LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its Statement of Claim to include the issues raised in the 2016 to 2018 Tax Assessment. As many of the matters raised in the 2016 to 2018 Tax Assessment are of a similar

December 31, 2020	21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

nature to the matters raised in the 2013 to 2015 Tax Assessment, Oyu Tolgoi LLC believes amending its Statement of Claim is an efficient and effective means of reaching resolution on both tax assessments. Oyu Tolgoi LLC’s application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment has been accepted.

On February 10, 2021, Oyu Tolgoi LLC received a notice of payment for $83 million from the Capital City tax department principally relating to a partial payment of the amounts disputed under the 2016 to 2018 Tax Assessment. On February 19, 2021, Oyu Tolgoi LLC received a notice of payment for $147 million from the MTA relating to the remaining portion of the amounts disputed under the 2016 to 2018 Tax Assessment. Under article 43.3 of the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the date of the notices of payment. Under the same legislation, the Company is entitled to a refund in the event of a favourable decision from the relevant dispute resolution authorities.

The Company remains of the opinion that Oyu Tolgoi LLC has paid all taxes and charges required under the Investment Agreement, the ARSHA, the UDP and Mongolian law and that no provision is required for the disputed amounts under the 2013 to 2015 Tax Assessment or the 2016 to 2018 Tax Assessment, including the $1.5 billion of carried forward losses.

Parliamentary Resolution 92

Upon completion of the Mongolian Parliamentary Working Group’s (PWG) review of certain contractual agreements with the Government of Mongolia that underpin Turquoise Hill’s investment in the Oyu Tolgoi copper-gold mine, a resolution was submitted to the Economic Standing Committee, and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. Resolution 92 was published on December 6, 2019 and includes resolutions to take comprehensive measures to improve the implementation of the Investment Agreement and the ARSHA, to improve the UDP and to explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34 per cent for a special royalty. Representatives from Turquoise Hill and Rio Tinto have engaged in discussions with representatives of the relevant newly appointed Cabinet members of the Government of Mongolia to work together and resolve the issues raised in the Resolution.

A new PWG led by the Deputy Speaker was established in February 2021 to monitor the implementation of Parliament Resolution No. 92 of 2019. The PWG is comprised of 20 members across seven sub-committees that will monitor and provide support to the government working group in discussions with Turquoise Hill and Rio Tinto.

Anti-Corruption Authority Information Requests

On March 13, 2018, we announced that Oyu Tolgoi LLC received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi LLC. The ACA has also conducted interviews with representatives of Oyu Tolgoi LLC in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi LLC has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi LLC is complying with the ACA’s requests in accordance with relevant laws.

To date, neither Turquoise Hill nor Oyu Tolgoi LLC has received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

22	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In July 2020, Oyu Tolgoi LLC advised the Company that the ACA investigation had been concluded and the first instance criminal court had sentenced certain former Government officials.

The Investment Agreement framework was authorised by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Class Action Complaints

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, an amended complaint must be filed on or before March 16, 2021 and defendants must file motions to dismiss the complaint on or before May 17, 2021. The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Quebec Securities Act. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding. See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “RISKS AND UNCERTAINTIES” section of this MD&A.

CORPORATE ACTIVITIES

2020 Oyu Tolgoi Technical Report

On August 28, 2020, the Company filed an updated technical report for Oyu Tolgoi prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure of Mineral Projects and CIM definition standards for Mineral Resources and Mineral Reserves (2014). OTTR20 was prepared with the assistance of AMC Consultants Pty Ltd, and superseded the Oyu Tolgoi Technical Report dated October 14, 2016.

Exploration Update

Turquoise Hill, through its wholly-owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration program in Mongolia on licences that are not part of Oyu Tolgoi.

December 31, 2020	23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In 2020, Turquoise Hill held two exploration licences (Bag and Od-2) totalling 16,390 hectares. The Bag and Od-2 licences are located approximately 25 kilometres north of the Oyu Tolgoi Cu-Au deposit, approximately 17 kilometres northwest of Khanbogd soum community centre in the South Gobi region of Mongolia.

During Q4’20, Turquoise Hill partially completed a geophysical survey at the Bag licence. The work was initially planned to include geophysical work on the Od-2 licence as well, however the field season was cut short due to COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia.

Preliminary results from the geophysical survey at Bag have identified two targets; D14 and D19. The two Induced Polarisation chargeability anomalies are interpreted to relate to north-northwest or intersecting north-south and east-west trending faults or geological contact structures. Additional geophysics work is planned for 2021 to further test these anomalies.

Consistent with the way we work, Turquoise Hill sets out to build enduring relationships with our neighbours that demonstrate mutual respect, active partnership, and long-term commitment. As part of this commitment, the exploration team had organised to deliver hay to local herders during Q4’20 (as reported previously), but has been postponed due to the COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia. This work, in addition to tree-planting, is now planned for H1‘2021.

Board Appointment

On January 21, 2020, the Company announced the appointment of George R. Burns to the Company’s Board of Directors.

On September 18, 2020, the Company announced the resignation of director Alan Chirgwin, effective September 17, 2020, and the appointment of Alfred Grigg to the Company’s Board of Directors, effective September 18, 2020.

On March 4, 2021, the Company announced the resignation of its Chief Executive Officer, Ulf Quellmann, effective March 3, 2021 and the appointment of Steve Thibeault as Interim Chief Executive Officer. Mr. Quellmann also resigned as a director of the Company.

Completion of Share Consolidation

On October 1, 2020, the Company announced that it was proceeding with the previously-approved consolidation (reverse stock split) of the Company’s issued and outstanding common shares at a ratio of one post-consolidation share for every ten pre-consolidation shares and on October 23, 2020, the consolidation was implemented, effective as of 5:00 p.m. (Eastern Standard Time) on the same date. The consolidation reduced the number of issued and outstanding common shares of the Company from 2,012,314,469 shares to 201,231,446 shares. Proportionate adjustments were made to the Company’s outstanding performance share units, restricted share units and deferred share units. The Company’s Common Shares commenced trading on both the NYSE and the TSX on a post-consolidation basis at market open on Monday, October 26, 2020 under their existing ticker symbols.

Arbitration with Rio Tinto International Holdings Limited

On November 4, 2020, the Company announced that, following approval by the Special Committee of the Company’s Board, it was commencing arbitration proceedings seeking a declaration to clarify the

24	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

provisions of certain agreements with RTIHL and a related party relating to their role and obligations to support the Company in seeking additional financing for the Oyu Tolgoi project. The arbitration was commenced in British Columbia, in accordance with the relevant agreements between the parties.

In February 2021, the Company obtained a temporary order on its application for interim relief. The injunction restrains Rio Tinto, until further order of the arbitrator, from using the parties’ existing contractual arrangements to: (i) authorise re-profiling negotiations with project lenders in a manner that would render Oyu Tolgoi LLC unable to execute an offering of bonds in 2021; or (ii) restrict Turquoise Hill from engaging in funding and other matters with its fellow Oyu Tolgoi stakeholders, including its valued partner Erdenes and the Government of Mongolia.

In February 2021, the parties agreed that the temporary injunction would remain in effect pending the outcome of the arbitration. The arbitration process is confidential, and it is expected to take between 3 and 5 months to reach a decision. The arbitrator’s decision will be final and binding on the parties.

See also section “Funding of Oyu Tolgoi LLC by Turquoise Hill” of this MD&A.

INCOME AND OTHER TAXES

The Company recorded an income statement credit of $306.4 million for income and other taxes during 2020, compared with a charge of $157.1 million in 2019. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement credits within income and other taxes for 2020 of $346.6 million. During 2020, there was an increase to the amount of Mongolian deferred tax assets recognised of $347.3 million and a reduction to Canadian deferred tax assets of $0.6 million.

Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses were assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognised in previous periods.

The adjustment to the Mongolian deferred tax assets in 2020 represented an increase of $270.7 million in the recognised deferred tax assets for prior year losses and other temporary differences, mainly related to property, plant and equipment. In addition, operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi during 2020 increased the recognised deferred tax assets by $76.6 million.

The adjustment to the previously recognised deferred tax assets for prior year losses and other temporary differences was primarily due to an overall strengthening in taxable income forecasts driven by improved commodity price projections and updated operating assumptions in mine planning and scheduling. The improved taxable income forecasts led to an increase in the amount of loss carry forwards and temporary differences estimated to be utilised prior to expiration.

A negative effective tax rate of approximately 150% during 2020 arose as the Company reported income from continuing operations before tax of $188.2 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $306.4 million.

December 31, 2020	25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

During 2019, there was a reduction to the amount of Mongolian deferred tax assets recognised of $90.1 million and a reduction to Canadian deferred tax assets of $25.2 million. The adjustment to the Mongolian deferred tax asset was primarily due to updated operating assumptions in mine planning during 2019 including the revised development capital spend and scheduling for the underground project. A negative effective tax rate of approximately 50% during 2019 arose as the Company reported a loss from continuing operations before tax of $319.8 million, while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $157.1 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, and/or previously unrecognised deferred tax assets being recorded in the current period.

Additional income statement information, including income and other taxes relating to Oyu Tolgoi LLC and the Company’s corporate operations is provided in Note 3 – Operating segment – to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Operating activities. Net cash generated from operating activities was $40.9 million in 2020, compared with net cash used of $11.7 million in 2019. Cash generated from operating activities before interest and tax was $371.2 million in 2020 compared to $341.7 million in 2019, primarily reflecting the impact of favourable movements in working capital9 partly offset by the impact of lower sales revenue. Interest paid in 2020 was $316.8 million compared to $427.5 million in 2019, reflecting primarily the impact of reduced LIBOR rates. Interest received in 2020 was $20.4 million compared to $84.1 million in 2019, primarily due to the impact of the Company earning less interest on the deposit with Rio Tinto under the Cash Management Services Agreement (CMSA) as the deposit was fully drawn during Q2’20. Income and other taxes paid in 2020 amounted to $33.9 million compared to $10.0 million in 2019.

Investing activities. Cash used in investing activities was $542.4 million in 2020, compared with $66.9 million of cash flow generated in 2019. Cash used in investing activities in 2020 primarily reflects capital expenditure of $1.1 billion (net of pre-production proceeds of $26.1 million) offset by $511.3 million withdrawn from the Company’s CMSA deposit with Rio Tinto. Under the CMSA entered into on December 15, 2015 as part of Project Finance, amounts totalling $4.2 billion were placed in 2016 with a subsidiary of Rio Tinto. The resulting receivable, which represented substantially all of the net proceeds received on drawdown of the project finance facility in 2016, were returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. The full amount of $4.2 billion was fully drawn during Q2’20 and provided to Oyu Tolgoi LLC.10

Financing activities. Cash used in financing activities in 2020 was $27.6 million, compared to $6.5 million in 2019, with the difference primarily reflecting the impact of principal repayments made on the project finance facility during 2020.

[9]	Please refer to Section – NON-GAAP MEASURES – on page 55 of this MD&A for further information.
[10]	Please refer to Section – Our Business – on page 6 and to Section – RELATED-PARTY TRANSACTIONS – on page 52 of this MD&A.

26	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Liquidity

As of December 31, 2020, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.1 billion (December 31, 2019: $1.7 billion) and consolidated working capital11 of negative $123.1 million (December 31, 2019: negative $252.6 million). The movement in working capital11 during 2020 was primarily due to a decrease in trade payables and accrued liabilities and an increase in trade receivables. The decrease in trade payables and accrued liabilities was due to the impact of the reduction in underground spend during 2020 as a result of the COVID-19 pandemic whilst the increase in trade receivables was due to the impact of increasing commodity prices towards the end of 2020. Consolidated working capital11 is expected to remain negative while expenditure on underground development continues and associated payables are recorded.

Turquoise Hill manages liquidity risk by the preparation of internally generated short-term cash flow forecasts. These short-term cash flow forecasts consider the aggregation of non-cancellable obligations together with an estimation of future operating costs, financing and tax costs, capital expenditures and cash receipts from sales revenue. In addition, the most likely impact of the COVID-19 pandemic has been incorporated into these short-term cash flow forecasts including the estimated reduction in underground capital expenditures in 2021 resulting from the on-going COVID-19 controls and travel restrictions implemented by the Government of Mongolia. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts.

Turquoise Hill believes that it has enough liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet the requirements of the Company, including its operations and underground development. Taking into consideration the estimated impacts of increases to underground development capital, as well as delays to first sustainable production, Turquoise Hill expects to need significant incremental financing to sustain its operations and underground development funding into Q3’22 (see “Funding of Oyu Tolgoi LLC by Turquoise Hill”).

Capital Resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, Oyu Tolgoi LLC signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down as at December 31, 2020. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of December 31, 2020, the full original net proceeds of $4.2 billion had been advanced to Oyu Tolgoi LLC. The project finance lenders have agreed to a debt cap of $6.0 billion thus allowing for the potential of an additional $1.6 billion of SSD to be raised in the future subject to meeting certain requirements relating to the tenor, amount and timing of debt service obligations of such SSD and other customary conditions. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which may include the construction of one of the alternative power solutions specified in the PSFA (with the March 1, 2021 milestone not being met, Oyu Tolgoi LLC may revert to preserve its rights under the PSFA to develop one of the alternative power solutions. However, as previously discussed, Rio Tinto, Oyu Tolgoi LLC and the Company continue to

[11]	Please refer to Section – NON-GAAP MEASURES – on page 55 of this MD&A for further information.

December 31, 2020	27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

engage with the Ministry of Energy and the Government of Mongolia to jointly agree on a standstill period to provide sufficient time for the PSFA Amendment milestones to be met), for up to an amount equal to the estimated total cost of such a facility, including financing and related costs and fees, subject to the fulfilment of certain conditions. We are working with Oyu Tolgoi LLC and Rio Tinto to assess the impact of the delays to sustainable first production as confirmed by the DE, on the project financing agreements and the Company’s obligations thereunder.

The Company’s accumulated deficit as at December 31, 2020 was $3.4 billion, compared to $3.8 billion at December 31, 2019.

See also section “Funding of Oyu Tolgoi LLC by Turquoise Hill” of this MD&A.

SHARE CAPITAL

As at December 31, 2020 and after giving effect to the share consolidation, the Company had a total of 201,231,446 common shares issued and outstanding.

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Copper and Gold Markets

Copper prices reached seven-year highs in mid-December 2020 and continued rising in the new year, breaking above $8,000/t in early January 2021. Copper has staged a meteoric recovery through 2020, gaining 72% from the lows of March to the peak in December. The strong recovery in Chinese demand continued in Q4’20 and supported copper consumption, particularly in the automotive, power and consumer durables sectors. In addition, there are indications that there was some degree of strategic off-warrant copper stockpiling in the second half of the year. Investors’ interest in copper was further boosted by the announcement of metal-intensive fiscal stimulus in the U.S. and Europe, pushing the net-long copper positions across LME and COMEX to the equivalent of 2Mt of copper (from the net-short of 1.2Mt of copper in March 2020). As we start 2021, COVID-19 headwinds still loom large, with more lockdowns in Europe, new virus strains and uncertainties around vaccine rollout and effectiveness.

In the concentrate market, the 2021 annual benchmark was agreed at $59.5/t, an eleven-year low and 4% down on last year, the fifth year of decline. Concerns about supply availability due to COVID-19, limited scrap supply and Chinese smelters increasing utilisation rates to catch up with their annual production targets all contributed to creating a tighter market perception in Q4’20 that informed negotiations. In the spot, treatment terms hovered over the low-40s during the quarter, failing to show the seasonal uptick that tends to come ahead of annual talks. South American production closed the year on a weak note that anticipates even more tightness in the market. Among the key South American producers, Chile posted exceptionally low production in December that made full 2020 production fall below an already weak 2019 and Peru finished the year 12.5% down year on year despite strong production in Q4’20.

Gold prices averaged $1,874/oz in Q4’20, a moderation from the highs achieved in August (-2% from Q3’20). COVID-19 vaccine approvals and the resolution of the U.S. elections reduced market uncertainty near term. The synchronised fiscal stimulus continued to support industrial activity, with manufacturing indicators strengthening in Q4’20. With the global outlook improving and equity markets reaching all-time

28	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

highs, investors’ appetite for gold declined in Q4’20. Gold-backed ETFs recorded outflows of 3.3% through the quarter (but were up 34% year on year). More recently, the newly identified COVID strains have triggered another round of travel restrictions and could boost gold’s attractiveness as a safe haven.

Foreign Exchange Rates

Oyu Tolgoi LLC’s sales are determined and settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within the section CONTRACTUAL OBLIGATIONS and “Oyu Tolgoi Mine Power Supply”, as at December 31, 2020, Turquoise Hill was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarises Turquoise Hill’s contractual obligations as at December 31, 2020.12

(Stated in $000’s of dollars)	Payments Due by Period(4)
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Project finance facility (1)	$43,489	$1,126,801	$1,292,060	$1,863,279	$4,325,629
Purchase obligations (2)	498,341	16,561	-	-	514,902
Other obligations (3)	315,115	-	-	-	315,115
Power commitments	118,580	178,856	-	-	297,436
Lease liabilities	1,121	17,246	2,384	205	20,956
Decommissioning obligations	-	-	-	227,772	227,772
Total	$976,646	$1,339,464	$1,294,444	$2,091,256	$5,701,810

(1)	These amounts relate to principal repayments on the project finance facility.
(2)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.
(3)	These amounts include trade and other payables.
(4)

The columns are represented in dates as follows: 12 months to December 31, 2021; 24 months between January 1, 2022 and December 31, 2023; 24 months between January 1, 2025 and December 31, 2026; Beyond January  1, 2027.

CHANGES IN ACCOUNTING POLICIES

There were no changes in Turquoise Hill’s accounting policies during 2020.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

[12]	Please refer to the section NON-GAAP MEASURES on page 55 of this MD&A for further information.

December 31, 2020	29

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A detailed summary of all of the Company’s significant accounting policies and the key sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next twelve months are included in Note 2 to the consolidated financial statements for the year ended December 31, 2020. While all of the key sources are important to the Company’s consolidated financial statements, the following key sources have been identified as being critical:

•	Going concern assessment;

•	Recoverable amount of property, plant and equipment;

•	Income taxes;

•	Reserves and resources;

•	Decommissioning costs;

•	Net realizable value of inventories; and

•	Depletion and depreciation of property, plant and equipment.

Going concern assessment

The Company has made judgements, based on an internally generated short-term cash flow forecast, in concluding that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Judgements and estimates are made in forming assumptions of future activities, future cash flows and timing of those cash flows. Significant assumptions used in preparing the short-term cash flow forecast include, but are not limited to, short-term commodity prices, production volumes reserves, operating costs, financing costs and development capital. Changes to these assumptions could affect the estimate of the Company’s available liquidity and conclusion as to whether there are material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

Recoverable amount of property, plant and equipment

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use (VIU) and fair value less costs of disposal (FVLCD). The VIU is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. FVLCD is estimated either from the value obtained from an active market where applicable, or by using a discounted post-tax cash flow model based on detailed life-of-mine and/or production plans. FVLCD will always exceed VIU at Oyu Tolgoi because there is incremental value in its resources that cannot be included in a VIU assessment. Significant assumptions used in the discounted cash flow model include estimates of long-term commodity prices, discount rates, reserves and resources, operating costs, development capital, and scheduling and mine design.

These inputs are based on the Company’s best estimates of what an independent market participant would consider appropriate. Changes to these inputs may alter the results of the impairment test, the amount of the impairment charge recorded in the consolidated statement of income and the resulting carrying value of property, plant and equipment.

As there were no indicators of impairment or impairment reversal identified during the year ended December 31, 2020, an assessment of recoverable amount was most recently undertaken as at December 31, 2019; refer to Note 13 of the Company’s consolidated financial statements for the year ended December 31, 2020.

30	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Income taxes

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and can be subject to change. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s balance sheet and results of operations.

The Company recognises potential liabilities and records tax liabilities for uncertain tax positions based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities as facts and circumstances change. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate, which could result in material adjustments to the consolidated financial statements. Refer to Note 23 of the Company’s consolidated financial statements for further information on tax matters between Oyu Tolgoi and the Mongolian Tax Authority.

The Company assesses the recoverability of deferred tax assets at each reporting period-end based on future taxable income to determine the deferred tax asset to be recognised. Significant assumptions used to determine future taxable income include: estimates for long-term commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.

Reserves and resources

Mineral reserves and resources are based on various assumptions relating to operating matters set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices, inflation rates and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates and operating history. The Company estimates its mineral reserves and resources based on information compiled and reviewed by qualified persons as defined in accordance with National Instrument 43-101 requirements.

Estimated mineral reserves and resources are used to determine the depreciation of property, plant and equipment; to account for capitalised deferred stripping costs; to perform, when required, assessments of the recoverable amount of property, plant and equipment; as an input to the projection of future taxable profits which support assessments of deferred income tax recoverability; and to forecast the timing of the payment of decommissioning obligations.

Decommissioning costs

The estimate of decommissioning costs is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and judgements including: estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. These assumptions are formed based on environmental and regulatory requirements and the Company’s internal policies. The costs are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value. Refer to Note 17 for the Company’s total decommissioning obligations recorded in the consolidated financial statements, the undiscounted values and the rate used to discount the liability.

December 31, 2020	31

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Net realizable value of inventories

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value (NRV). If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing timeframe for such ore. Evaluating NRV requires management judgement in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing and costs to complete.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment is the largest component of the Company’s assets and, as such, the depreciation of these assets has a significant effect on the Company’s financial statements.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units of production method or the straight-line method. Depletion of each mineral property interest is provided on the units of production basis using estimated proven and probable reserves as the depletion basis. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset.

For long-lived assets that are depleted or depreciated over proven and probable reserves using the units of production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or depreciation.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2020, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16): The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. This amendment is effective for the Company’s annual reporting period beginning January 1, 2022, with early adoption permitted. The Company is in the process of assessing the impact of the adoption of this amendment.

None of the remaining standards and amendments to standards and interpretations which have been issued but are not yet effective are expected to have a significant effect on the consolidated financial statements of the Company.

RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. Other than the revised risk factor below describing the risks and uncertainties most likely to affect the Company as a result of the continuing COVID-19 pandemic, which replaces the risk factor titled “Public health crises, including the ongoing COVID-19 pandemic, could adversely affect the Company’s business”

32	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

in the Company’s Management Discussion and Analysis dated July 28, 2020, the material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2019 and in its AIF dated March 18, 2020 in respect of such period.

The Company may be limited in its ability to enforce the Investment Agreement, the UDP and the ARSHA against Mongolia, a sovereign government.

The Investment Agreement and the UDP impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi, while the ARSHA sets out, among other things, certain rights and obligations of Erdenes and the Shareholder Holdcos, with respect to their ownership in, and the management of, Oyu Tolgoi LLC. Each of the Investment Agreement and the ARSHA include a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement, the UDP and the ARSHA, there may be limitations on the Company’s ability to enforce the terms of the Investment Agreement, the UDP and the ARSHA against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. In addition, the Mongolian Parliament passed resolutions on November 21, 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Investment Agreement and to improve the UDP. In January 2021, the Government of Mongolia expressed its intention to initiate discussions with respect to the termination and replacement of the UDP and has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed. If the terms of the Investment Agreement, the UDP and/or the ARSHA cannot be enforced effectively, the Company would be limited in its ability to enforce its contractual rights and could be deprived of substantial rights and benefits arising from its investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Company and its share price.

The Company’s ability to carry out its activities in multiple jurisdictions, including Mongolia, is subject to legal and political risks.

Although the Company expects that the Investment Agreement and the UDP will continue to bring significant stability and clarity to the legal, political and operating environment in which the Company will develop and operate Oyu Tolgoi, the Company remains subject to legal and political risks in Mongolia. In addition, the Government of Mongolia also owns a significant stake in Oyu Tolgoi LLC which holds the Oyu Tolgoi property.

There can be no absolute assurance that the Company’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that the political and economic policies of neighbouring countries, including China, in relation to Mongolia will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport (including across borders) and sell its products and access construction labour, supplies and materials. There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Company’s original investment or to compensate for the

December 31, 2020	33

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement and the UDP may take considerable time to enforce (if enforceable at all), this risk applies to Oyu Tolgoi despite the provisions of the Investment Agreement respecting nationalization and expropriation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein. There can be no assurance that there would not be disputes resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders of Oyu Tolgoi LLC which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

The Company carries out its activities in countries which may be affected in varying degrees by political stability, government regulations (including but not restricted to those related to the mining industry) and domestic or foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company’s mining, exploration and financing activities may be affected to varying degrees by government regulations, or other political and administrative undertakings, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company may be subject to disputes or issues with customs officials or border crossings affecting the shipment of the Company’s products in jurisdictions in which it operates, and the ability of its customers to collect such products may arise and could have an adverse effect on the Company’s ability to collect and/or recognise revenue. In addition, in the various jurisdictions where the Company operates and finances its business activities (including Mongolia, China, U.S., Canada and Europe), the Company is subject to taxes (including income taxes and mining taxes) and it may from time to time be subject to disputes with tax authorities over the interpretation and application of existing tax legislation and/or computation of taxes owing to such jurisdictions. The Company also faces risks regarding future changes in the tax laws of such jurisdictions (and future changes in the way such tax authorities interpret and apply existing tax legislation) that could increase the amount of taxes owing. The Company’s activities may also be affected to varying degrees by terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

Moreover, the legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of Oyu Tolgoi are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which the Company holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Company’s rights and obligations. Many laws of certain of the countries in which the Company carries out its activities have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner due to the substantial administrative discretion granted to the responsible government officials or agencies, while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. These uncertainties could limit the legal protections available to the Company. Even the Company’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government representatives, which

34	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

may have a material adverse impact on the Company and its share price. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

RTIH, as the holder of a majority of the common shares and as manager of Oyu Tolgoi, has the ability to exert a significant degree of control over the Company, Oyu Tolgoi LLC and Oyu Tolgoi.

RTIH, a wholly-owned subsidiary of Rio Tinto, together with other Rio Tinto affiliates, owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to applicable securities legislation. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Company’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required. In addition, under the HoA, RTIH was appointed as manager of Oyu Tolgoi which provides RTIH with responsibility for the management of Oyu Tolgoi.

RTIH is also able to exert a significant degree of control over the management, development and operation of Oyu Tolgoi, as well as the Company, through a series of governance mechanisms and restrictive covenants established under the Private Placement Agreement, the HoA and other agreements entered into with Rio Tinto. These include the Technical Committee established under the Private Placement Agreement and the Operating Committee established under the HoA, through which RTIH is able to control decisions respecting the business of Oyu Tolgoi LLC subject to a veto of the Company in respect of certain special matters. The Operating Committee is comprised of two nominees from each of the Company and RTIH, with an RTIH nominee serving as chairman. All decisions of the Operating Committee, other than decisions in respect of certain defined special matters, require a majority vote of the members with a casting vote of the chair in the case of a tie. Decisions in respect of “special matters”, such “special matters” being set out in the HoA, require a unanimous vote of the members of the Operating Committee, giving the Company a veto in such matters. The Operating Committee meets in advance of each meeting of the board of directors of Oyu Tolgoi LLC to make decisions with respect to all matters to be adopted by resolution at such meetings, and the nominees of RTIH and the Company to the Oyu Tolgoi LLC board of directors must exercise their voting rights under the ARSHA in accordance with the instructions given by the Operating Committee. The HoA contains provisions regarding the calling of meetings of the Operating Committee, the establishment of quorum and related procedural matters.

The interests of RTIH and the interests of the Company’s other shareholders may not necessarily be aligned in all respects and there can be no assurance that RTIH, together with other Rio Tinto affiliates, will exercise its rights as the Company’s majority shareholder and its other contractual rights under the Private Placement Agreement, the HoA and other agreements entered into with Rio Tinto in a manner that is consistent with the best interests of either the Company or the Company’s other shareholders.

For example, the Company commenced arbitration proceedings in British Columbia seeking a declaration to clarify the provisions of certain agreements with RTIH and a related party relating to their role and obligations to support the Company in seeking additional financing for Oyu Tolgoi.

The Company’s actual production, revenues and capital expenditures may differ materially from mineral reserve estimates.

Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of mineral reserves uneconomical and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

December 31, 2020	35

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could materially reduce the Company’s reserves and resources. Should such reductions occur, material write-downs of the Company’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in proven mineral reserves and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The Company uses prices reflecting market pricing projections in the financial modelling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

The actual cost of developing Oyu Tolgoi may differ materially from the Company’s estimates, and development may involve unexpected problems or delays.

The Company’s estimates regarding the cost of development and operation of Oyu Tolgoi are estimates only and are based on many assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the underground components of Oyu Tolgoi may increase, which may have a material adverse impact on the Company, its results of operations, financial condition and share price. Specifically, the estimated schedule and cost for the completion of the underground development, including in respect of timing of sustainable first production and the development capital spend for the project, may differ materially from what was announced following completion of the DE review and further technical work to be conducted in connection therewith.

In January 2021, Rio Tinto publicly announced criteria it considered need to be met before Oyu Tolgoi can begin caving operations by commencement of the undercutting process. Turquoise Hill is engaging with Rio Tinto and Erdenes to address and agree on the undercut milestones, with the joint objective of preserving the timeline for project completion. If agreement is not reached on the undercut milestones in a timely manner, or if the undercut milestones are not met, there is a risk that the undercut will not occur as planned. Any significant delay to the undercut would have a materially adverse impact on schedule as well as the timing and quantum of underground capital expenditure and would materially adversely impact the timing of expected cash flows from Oyu Tolgoi, thereby increasing the amount of the Company’s incremental funding requirement.

In addition to the requirements of the Investment Agreement, there are also a number of uncertainties inherent in the development and construction of any new or existing mine, including Oyu Tolgoi. These

36	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, ground and rock mass conditions and stability, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for Oyu Tolgoi, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production or sustainable production. Such delays could have unforeseen impacts on disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

The mineral resource and mineral reserve estimates are estimates only and are subject to change based on a variety of factors, some of which are beyond the Company’s control.

The estimates of mineral reserves and mineral resources, including the anticipated tonnages and grades that are expected to be achieved or the indicated level of recovery that will be realised, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques and modelling assumptions and parametres. Large-scale continuity and character of the Company’s deposits will only be determined once significant additional drilling and sampling has been completed and analysed. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites.

The estimated mineral resources and mineral reserves should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates. In addition, inferred mineral resources are quoted in the AIF. Inferred mineral resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Company and its share price.

December 31, 2020	37

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

There can be no assurance that the Company will be able to secure the funding that it needs to continue development of the Oyu Tolgoi underground mine.

Additional funding will be required to complete the development of the underground mine, which could potentially include securing and funding alternative power options pursuant to the amended PSFA, and such additional funding may not be available or available on reasonable commercial terms. If the full amount of project and other financing required to complete these developments of the underground mine is not available or obtainable on reasonable commercial terms for such purposes or funding from the Oyut open pit mine operations is insufficient, the Company could seek to issue Common Shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of Common Shares and have a material adverse effect upon the market price of Common Shares. Under the terms of the covenants forming part of the Turquoise Hill Financing Support Agreement, the Company is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue Preferred Shares. As a result of these restrictions, in seeking to raise additional capital, the Company may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or Preferred Shares while the covenants forming part of the Turquoise Hill Financing Support Agreement are in force and effect unless it obtains a waiver or consent from RTIH permitting the incurrence of such indebtedness or the issuance of such securities.

Recent and future amendments to Mongolian laws and regulations, whether actual or the interpretation thereof, could adversely affect the Company’s activities, its mining rights in Oyu Tolgoi, or make it more difficult or expensive to develop such project and carry out mining in Mongolia.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or otherwise adversely impacts Oyu Tolgoi or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement in ways that are adverse to the Company’s interests or that impair the Company’s ability to develop and operate Oyu Tolgoi or other projects on the basis presently contemplated, which may have a material adverse impact on the Company and its share price.

In addition, mining operations, exploration and related financing activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, financing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Company’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties and the nature of related investing and financing arrangements.

Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these changes

38	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

and their effect on operations or other business activities. Furthermore, changes in governments, regulations, interpretations, policies or practices could have an adverse impact on the Company’s future cash flows, earnings or results of operations and financial condition, which may have a material adverse impact on the Company and its share price.

The Investment Agreement commits Oyu Tolgoi LLC to eventually utilise only Mongolian power sources.

The Investment Agreement commits Oyu Tolgoi LLC to eventually utilise Mongolian power sources. In June 2020, Oyu Tolgoi LLC entered into an amendment to the PSFA with the Government of Mongolia, which reflected a joint prioritization and progression of a SOPP in accordance with various agreed milestones, and which envisages that the Government of Mongolia would fund and construct a SOPP at Talvan Tolgoi. Although, upon its delivery, the SOPP would provide long-term and reliable power supply for Oyu Tolgoi’s open pit operations and underground project development, there is no certainty that this project will be completed, that the proposed power plant will be sufficient to meet the Company’s future needs or that further funding in addition to the existing project finance and proposed supplemental debt facilities (which funding would be subject to negotiation) may not be available or may only be available on substantively different terms from existing facilities. Despite the Company’s best efforts, the ability to meet its obligations under the amended PSFA or any future agreement committing the Company to use Mongolian power sources is an obligation not necessarily within the Company’s control and non-fulfilment of this requirement may result in a default under the Investment Agreement. Such default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Company and its share price.

The Investment Agreement and the UDP include a number of future covenants that may be outside of the control of the Company to perform, a breach of which could have a material adverse effect on the Company and its business.

The Investment Agreement and the UDP commit the Company to perform many obligations in respect of the development and operation of Oyu Tolgoi. While performance of many of these obligations is within the effective control of the Company, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Company. For example:

•

Mongolian nationals must represent at least 90% of Oyu Tolgoi employees now that Commercial Production has been attained, and 50% of Oyu Tolgoi’s engineers must be Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), which targets are achieved, and increasing to 70% after ten years of achieving Commercial Production (i.e. expected after September 2023). Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Company’s control.

•

Although Oyu Tolgoi LLC has achieved Commercial Production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent Oyu Tolgoi LLC from maintaining the required Commercial Production levels.

•

Oyu Tolgoi LLC is obligated, on a priority basis, to purchase and utilise services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, other materials and spare parts manufactured in Mongolia, to the extent such services and materials are available on a

December 31, 2020	39

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

competitive time, cost, quantity and quality basis, and to give preference to Mongolian suppliers of freight and transportation services required for Oyu Tolgoi. Such services, materials and suppliers may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

•

The extension of the term of the Investment Agreement is subject to a number of conditions, including the Company having demonstrated that Oyu Tolgoi has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Company and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Company’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default or breach under the Investment Agreement and the UDP. Such a default or breach could result in termination of the Investment Agreement and the UDP or damages accruing, which may have a material adverse impact on the Company and its share price.

In addition, the Mongolian Parliament passed resolutions on November 21, 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Investment Agreement and to improve the UDP. In January 2021, the Government of Mongolia expressed its intention to initiate discussions with respect to the termination and replacement of the UDP and has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed.

In addition to the Investment Agreement and the UDP, the Company is party to a number of other material contractual agreements with a number of third parties, including the Government of Mongolia and Rio Tinto. Should the Company breach any of these agreements, it could face consequences that could have an adverse effect on its share price and/or the operations of Oyu Tolgoi, the Company’s main asset. Rio Tinto, as the Company’s majority shareholder and as manager of Oyu Tolgoi, could materially affect the business of the Company if it were to claim damages for a breach of an agreement against the Company or require specific performance of an obligation that the Company is unable to comply with.

Public health crises, including the ongoing COVID-19 pandemic, have adversely affected the Company’s business, and may continue to do so in the future.

The Company’s business, operations and financial condition have been, and may continue to be in the future adversely, and possibly materially adversely, affected by the outbreak of epidemics or pandemics or other health crises.

For example in late December 2019, a disease arising from the novel coronavirus COVID-19 was identified as originating in the Wuhan Province of China. Subsequently, it spread worldwide and on March 11, 2020, the World Health Organization declared it could be characterised as a pandemic.

40	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The COVID-19 pandemic has significantly disrupted, and continues to significantly disrupt global health, economic and market conditions, which have already and may again trigger an indeterminate period of slowdown in the global economy and recessions. The full impact of the ongoing COVID-19 pandemic, including the impact of the sweeping preventative and mitigating measures that the Company, other businesses and governments, including the Government of Mongolia, have taken and continue to take to combat the spread of the disease, continues to rapidly evolve, creating significant volatility and negative pressure on virtually all national economies as well as financial and commodity markets. At the present time, it is not possible to predict the duration, severity or scope of the pandemic, and it is extremely challenging for the Company to accurately predict or quantify the extent to which COVID-19 will impact its business, including its operations, the market for its securities and the ability of the Oyu Tolgoi team to advance the project, or the businesses of its vendors, suppliers, construction companies and other counterparties that the Company relies on. The COVID-19 pandemic has adversely affected the ability of the Oyu Tolgoi team to advance the project and it is possible that it may affect, even materially, the Company’s financial condition, liquidity, and future results of operations and outlook due to, among other factors:

•

Action taken by governmental and non-governmental bodies, including the Government of Mongolia, to curtail activity in an effort to help slow the spread of COVID-19, including restrictions on both travel and the movement of goods and people within and across borders, and restrictions on the types of businesses that may continue to operate, have caused and are likely to continue to cause significant business interruptions. While work on the underground project continues, the Company’s operations have been and will likely continue in the near and medium terms (and possibly longer) to be disrupted in varying degrees, including as a result of (i) access restrictions, which are preventing teams from Oyu Tolgoi, Rio Tinto and our construction partners, who are required to oversee development and provide essential specialist technical services at Oyu Tolgoi, from accessing the site, although some expatriates returned to Mongolia in July and in Q4 of 2020, and further flights are planned in order to return the required specialists to site. Continued interruptions to flights are possible as the authorities endeavour to minimise COVID-19 case numbers in Mongolia, and (ii) delays resulting from various measures implemented to slow the spread of COVID-19, including restrictions on the movement of goods within and across borders and curtailed operations in certain jurisdictions, including Mongolia and China, which may, in each case, cause schedule and cost delays, slowdown or temporary suspensions in operations, decreased sales and may expose the Company to penalties or sanctions for breach of contracts or customer agreements, business interruption claims, or even the cancellation or termination of contracts altogether. In particular, following recent confirmation of COVID-19 cases in Ulaanbaatar, local authorities have implemented additional steps to minimise the risk of transmission which may amplify the aforementioned impacts.

•

The spread of COVID-19 may cause delays to the Company’s announced key project milestones and increases in development capital costs. It may also cause schedule delays and cost increases and there may be impacts on the timing and scope of the DE review. A number of work fronts have been and continue to be directly impacted including Shafts 3 and 4, which have been advanced in 2020 but work has been slower due to limited availability of specialized personnel. Additionally, work on primary crusher 1 and the materials handling system continues, but productivity has been and may continue to be significantly impacted by lack of availability of critical resources, the reduction in specialist personnel on site, as well as by the cap on site workforce numbers associated with COVID-19 precautions implemented by the Company. In an effort to mitigate the impact of these COVID-19-related effects, lateral development crews have been strategically redeployed onto other critical path activities including primary crusher 1 and the materials handling system. While COVID-19 cases have been confirmed in Ulaanbatar, these

December 31, 2020	41

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

diagnoses have currently not impacted OT operations and Project work. In November 2020, cases of COVID-19 were reported in Ulaanbaatar, as a consequence of which the authorities took steps to minimise local transmissions and announced further restrictions. As a result, though open-pit and underground work continued, the COVID-19 restrictions in place at site were reviewed and updated. Ongoing impacts to domestic and international movement could impact key project milestones.

•

Effects of the COVID-19 pandemic, including ongoing restrictions in place to curtail its spread, may adversely impact the Company’s ability to secure on a timely basis a long-term domestic source of power for the mine as required under the 2009 Oyu Tolgoi Investment Agreement, including by delaying the construction of an eventual Government of Mongolia funded SOPP.

•

Suppliers have declared and may continue to declare force majeure on their contracts with the Company. In addition, continued impacts of the COVID-19 pandemic may force the Company to declare force majeure on contracts, due to the inability to meet contractual obligations. As an example, Oyu Tolgoi has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure.

•

The ongoing pandemic has, and likely will continue to, adversely affect global economies and financial markets resulting in an economic downturn that has had, and likely will continue to have, an adverse effect on the demand for base metals and our future prospects, including significant fluctuations in copper prices and the concentrate market. Financial difficulties for smelters as a result of the COVID-19 pandemic and logistics disruptions in China have prevented, and may continue to prevent, smelters from taking feed and shipping acid out. Unstable market conditions have led market participants to flee to cash, causing significant fluctuations in gold prices.

•

The spread of COVID-19 may impact the health of the Company’s personnel, partners and contractors, including members of its management team and the availability of industry experts and personnel crucial to the continued operation and development of Oyu Tolgoi. The ongoing pandemic may also make it difficult to recruit, attract and retain skilled personnel, reducing the availability of its workforce, as well as its productivity, and causing human impact that may, in turn, negatively affect its business. These impacts may be compounded by other seasonal illnesses, such as the seasonal flu.

•

Increased health risks associated with continued operations during the ongoing COVID-19 pandemic may result in the Company incurring increased medical costs for its personnel that continue to work during this time, and may result in increases in insurance premiums payable by the Company.

•

While market conditions have in large part stabilised in recent months, unstable market conditions have caused, and the resurgence or continued spread of the pandemic in various countries across the world may once again cause, significant volatility or decline in the trading price of the Company’s securities. The Company may have difficulty accessing debt and equity capital on attractive terms, or at all, given severe disruption or instability in the global financial markets and deteriorations in credit and financing conditions. Further, this could adversely impact the Company’s ability to secure the significant incremental funding it will require to sustain its underground development over and above its available liquidity.

42	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Due to the unprecedented and ongoing nature of the COVID-19 pandemic and the fact that the response to the pandemic is evolving in real time, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. While the open pit at Oyu Tolgoi has continued to operate despite the ongoing COVID-19 pandemic, and the Company has made efforts to manage and mitigate the aforementioned risks, such efforts may not sufficiently mitigate the negative impacts of COVID-19 on the business and the effectiveness of these efforts and the extent to which the COVID-19 pandemic affects the Company’s business will depend on factors beyond its control, including the duration, severity and scope of the pandemic and the current resurgences of the pandemic, the likelihood, timing, duration and scope of further resurgences or accelerating spread of COVID-19, the measures taken or necessary to contain the spread of such outbreaks, the timing, development and distribution of one or more effective vaccines and/or effective therapeutic treatments for COVID-19, and the prolonged effects on different members of our supply chain. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business.

The Company at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations or current or future activities and operations, including, without limitation, jurisdictions subject to various sanctions regimes, may be subject to governmental or regulatory investigations and claims in or regarding those jurisdictions, including jurisdictions in which it is not currently active. A serious allegation, formal investigation by regulatory authorities or other legal claim (in each case, regardless of the ultimate decision) could have a material adverse impact on the Company, its reputation and its share price.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may be required to defend against any such public allegations, regulatory investigations or other claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any such public allegations, regulatory investigations or other claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Company’s favour, could materially and adversely affect its business, operating results, and financial condition. There may also be considerable cost and disruption in responding to allegations, investigations or claims and taking any remedial action. Further, if an investigation, claim or proceeding were resolved against the Company or if it were to settle any such dispute, the Company may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Company’s business, operating results, and financial condition.

Securities class action litigation is also becoming more prevalent and is often brought against companies following periods of volatility in the market price of their securities. In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. Further, in January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. See “Legal Proceedings”.

A successful class action lawsuit, by its nature, could result in a sizable damage award that could negatively affect the Company financial or operating results. The Company cannot predict the outcome of pending or threatened proceedings or actions or any other litigation, which proceedings could result in substantial

December 31, 2020	43

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

costs and diversion of management’s attention and resources. If the Company cannot resolve disputes favourably, or if there is significant reputational damage as a result of any real or frivolous claim, the Company may face increased costs or liabilities to third parties, impairment of assets, lost revenues and the Company’s activities and operations, financial condition, results of operations, future prospects and share price may be adversely affected.

The Company is subject to anti-corruption legislation.

The Company is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, “Anti-Corruption Legislation”), which prohibits the Company or any director, officer, employee, consultant or agent of the Company or any shareholder of the Company acting on its behalf from giving, paying, offering to give or pay, or authorizing the giving or payment of any reward, advantage, benefit or anything of value to any foreign government or public official, government staff member, political party, or political candidate in an attempt to obtain or retain business, obtain an advantage in the course of business, or to otherwise induce or influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Company’s international activities create the risk of unauthorised payments or offers of payments by its directors, officers, employees, consultants or agents, even though they may not always be subject to its control. The Company strictly prohibits these practices by its directors, officers, employees, consultants and agents. However, the Company’s existing safeguards and any future improvements may prove to be less than effective, and its directors, officers, employees, consultants or agents may engage, and may previously have engaged, in conduct for which the Company might be held responsible. Any failure by the Company to adopt appropriate compliance procedures and ensure that its directors, officers, employees, consultants and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Company and its share price.

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of Oyu Tolgoi depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Company’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals. It is anticipated that there will be continued volatility in metal prices.

The aggregate effect of these factors on metal prices in the medium or long term is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Company’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Company’s mining, development and exploration activities. The Company would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Company’s reserves and resources. These factors could have an adverse impact on the Company’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Company and its share price.

44	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The following table sets forth for the periods indicated: (i) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound; (ii) the high, low and average London afternoon fixing prices for gold in U.S. dollars per ounce; and (iii) the high, low and average London afternoon fixing prices for silver in U.S. dollars per ounce.

Year	Copper			Gold			Silver

	High	Low	Average	High	Low	Average	High	Low	Average
2014	$3.37	$2.84	$3.10	$1,385	$1,142	$1,266	$22.05	$15.28	$19.08
2015	$2.94	$2.04	$2.49	$1,296	$1,049	$1,160	$18.36	$13.67	$15.66
2016	$2.69	$1.96	$2.21	$1,366	$1,077	$1,251	$20.71	$13.58	$17.16
2017	$3.27	$2.48	$2.80	$1,346	$1,151	$1,257	$18.56	$15.22	$17.05
2018	$3.29	$2.64	$2.96	$1,355	$1,178	$1,268	$17.52	$13.97	$15.71
2019	$2.98	$2.55	$2.73	$1,546	$1,269	$1,393	$19.30	$14.38	$16.21
2020	$2.86	$2.20	$2.62	$1,684	$1,488	$1,584	$18,78	$12.42	$17.46
2021(1)	$4.29	$3.51	$3.74	$1,947	$1,727	$1,834	$29.59	$25.02	$26.61

(1) Note: this data represents the period from January 1, 2021 to March 8, 2021.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Company’s properties, including Hugo North Lift 2, Hugo South and Heruga. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial orebody, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Company.

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

On June 8, 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorise the designation of certain land areas for “State special needs” with certain defined areas in proximity to Oyu Tolgoi. These State special needs areas are to be used for infrastructure facilities for the development of Oyu Tolgoi.Most of the areas designated for State special needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences.

December 31, 2020	45

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In accordance with the terms of Resolution No. 175 and the Minerals Law (2006), the Government of Mongolia will be responsible for compensating third parties whose right to use and access the subject land area is adversely affected by the application of Resolution No. 175. The Minerals Law specifically encourages non-monetary compensation where the Government of Mongolia issues to such third parties a mineral exploration or mining licence in land areas of which mineral resources are identified by a geological study or exploration works with state funding, if it reaches agreement with the third parties.

To the extent that agreement for non-monetary compensation are not reached with affected third parties, it is not clear at this time whether the Government of Mongolia will expect any compensation that may be payable to such third parties to be borne by Oyu Tolgoi LLC. If the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable but may be significant. The description of Resolution No. 175 has been provided by Oyu Tolgoi LLC and has been relied on under Item 3 of NI 43-101 Reliance on Other Experts.

In April 2015, the Standing Committee of the Parliament of Mongolia requested the Government of Mongolia to modify Resolution No. 175 due to an alleged inconsistency between Resolution No. 175 and the Minerals Law and Land Law. Oyu Tolgoi LLC understands that the Government of Mongolia supports the validity and justification for Resolution No. 175 and that Resolution No. 175 will not be modified or revoked.

In September 2016, one of the affected third parties challenged the validity of Resolution No. 175 at an administrative court of Mongolia, and claimed that Resolution No. 175 be resolved to be “obviously illegal”. The Government of Mongolia, as a defendant, attended the litigation. In June 2017, the Supreme Court of Mongolia resolved that there is no legal ground where Resolution No. 175 is deemed to be “obviously illegal.” The resolution passed by the Parliament of Mongolia published on December 6, 2019 resolved nonetheless to revise Resolution No. 175 to reflect consideration of the groundwater usage conditions in the Gobi region.

There can be no assurance that the interests held by the Company in its mining, development and exploration properties are free from defects or that material contractual arrangements between the Company and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

The Company has investigated its rights to exploit and explore its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Company. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. The Company has also applied for rights to explore various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Company or at all, which may have a material adverse impact on the Company and its share price.

The Company is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Company.

All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, Oyu Tolgoi is subject to a requirement to meet

46	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

environmental protection obligations. The Company must complete an environmental protection plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties in which the Company holds interests which are presently unknown to the Company and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Company’s operations. To the extent such approvals are required and not obtained, the Company may be delayed or prevented from proceeding with planned development or exploration of its mineral properties, which may have a material adverse impact on the Company and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Company and its share price.

Previous mining operations may have caused environmental damage at former mining projects of the Company, and if the Company cannot prove that such damage was caused by other operators, its indemnities and exemptions from liability may not be effective.

The Company has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at former mining projects. There is a risk, however, that, if an environmental accident occurred at those sites, including with respect to tailings or water contamination, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Company’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Company and its share price.

The Company cannot insure against all of the risks associated with mining.

Production, development and exploration operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, and/or underground workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions. These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities;

December 31, 2020	47

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

personal injury (and even loss of life); environmental damage including resulting from the presence of tailings or water contamination; delays in mining; monetary losses; and legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Company’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Company. The Company does not maintain general insurance against political or environmental risks, which may have a material adverse impact on the Company and its share price.

Global climate change

Global climate change could exacerbate certain of the threats facing the Company’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt the Company’s operations, damage its infrastructure or properties, create financial risk to the business of the Company or otherwise have a material adverse effect on our results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt the operations of the Company by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs.

Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where we are present. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and/or regulatory requirements to reduce or mitigate the effects of greenhouse gas emissions.

The Company does not expect to pay dividends for the foreseeable future.

The Company has not paid any dividends on its Common Shares to date, nor does it contemplate a declaration of payment of dividends until its operations generate sufficient excess cash flow for distribution as it anticipates that it will reinvest the majority of, if not all, future earnings, if any, in the development and growth of Oyu Tolgoi and its business generally. Therefore, investors may not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Company cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity are discouraged from purchasing Common Shares.

The Company’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

The Company conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions or costs on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated. The ability of the Company’s subsidiaries to pay dividends or to make other distributions to the Company is also subject to their having sufficient funds to do so. If its subsidiaries are unable to pay dividends or to make

48	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

other distributions, the Company’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Company may lose all or a portion of its investment in that subsidiary. The Company expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Company and its share price.

There is no assurance that the Company will be capable of consistently producing positive operating cash flows, failing which capital may not at all times be available on terms acceptable to the Company or at all.

Oyu Tolgoi LLC generated positive operating cash flows in 2020. However, there is no assurance that the Company will be capable of producing positive cash flow on a consistent basis or for a sustained period of time. For instance, a reduction or delay in orders from leading customers could have a material adverse effect upon the Company’s results of operations, including operating cash flows. Such reduction or delay in orders from leading customers may be due to market, economic or competitive conditions and customers that previously accounted for significant revenue may not necessarily generate similar levels of or any revenue in any future period. The failure to obtain new customers or repeat orders from existing customers may materially affect the Company’s operating results, including operating cash flows. The Company anticipates that its exposure to a group of key customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Company in the future or will experience financial or other difficulties.

It is therefore possible that the Company be required to make arrangements for additional capital, whether through project debt financing or otherwise, to continue open-pit operations as currently planned or in respect of additional funding requirements for the underground mine or for the power plant.

If such additional capital is required, the Company may be required to access securities markets. Such markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Company and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Company cannot provide assurance that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Company’s business, operating results, and financial condition.

If the Company is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Company’s access to, and cost of, capital. If these credit markets were significantly disrupted, such disruptions could make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Company or at all, which may have a material adverse impact on the value of Oyu Tolgoi and, consequently, on the Company and its share price.

December 31, 2020	49

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in the acquisition, development and exploration of mining properties is limited and competition for such persons is intense. The Company believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, as the Company’s business activity grows, it will require additional key financial, operational, technical, mining and management personnel, as well as additional staff on the operations side. The Company is also dependent on Rio Tinto for the secondment of skilled labour at Oyu Tolgoi, particularly in the construction and development phases. Although the Company believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees on a timely basis from Rio Tinto, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, Oyu Tolgoi LLC is obligated to hire a specific number of Mongolian nationals following the achievement of Commercial Production. Among other obligations, Oyu Tolgoi LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), which target is achieved, and increasing to 70% after ten years of achieving Commercial Production (i.e. after September 2023) (and failure to meet these levels will result in financial penalties).

The Company may from time to time hold substantial funds in cash, cash equivalents, loans and receivables, and other deposits and there is a risk that financial market turmoil or other extraordinary events could prevent the Company from obtaining timely access to such funds or result in the loss of such funds.

The Company may from time to time hold substantial funds in cash, cash equivalents and other deposits, including treasury bills, money market funds, liquidity funds, bank deposits, and receivables and deposits with related parties. Management has adopted a conservative investment policy with respect to such funds, as the Company may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Company from accessing its funds. Such an event could, in the case of delayed liquidity, have a negative impact on the implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

The Company may experience cybersecurity threats, which could result in disruptions in business operations and adverse operating results.

The Company relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and security of the information technology systems are critical to the Company’s operations. To the Company’s knowledge, it has not experienced any material losses relating to disruptions to its information technology systems. The Company has implemented ongoing policies, controls and practices to manage and safeguard the Company and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. The Company is also dependent on Rio Tinto to manage the information technology systems of Oyu Tolgoi. Given that cyber risks cannot be fully mitigated and the evolving nature of these threats, the Company may not have the resources or technical sophistication to anticipate, prevent, or recover from cyber attacks and cannot assure that its information technology systems are fully protected from cybercrime or that the systems will not be inadvertently compromised, or without failures or defects. Disruptions to the Company’s information technology systems, including, without limitation, security breaches, power loss, theft, computer

50	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

viruses, cyber-attacks, natural disasters, and non-compliance by third-party service providers and inadequate levels of cybersecurity expertise and safeguards of third-party information technology service providers, may adversely affect the operations of the Company as well as present significant costs and risks including, without limitation, loss or disclosure of confidential, proprietary, personal or sensitive information and third-party data, material adverse effect on its financial performance, compliance with its contractual obligations, compliance with applicable laws, damaged reputation, remediation costs, potential litigation, regulatory enforcement proceedings and heightened regulatory scrutiny.

The Company may be a passive foreign investment corporation (PFIC), which could have adverse U.S. federal income tax consequences to U.S. holders of Common Shares.

Based on the scope of its past, current and projected operations, the Company does not believe that it was a PFIC for the 2020 tax year. However, the determination of the Company’s PFIC status for any year is very fact-specific, and there can be no assurance in this regard for future years. If the Company is classified as a PFIC, U.S. holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on the Company and its share price. Shareholders should consult their own tax advisors in respect to same.

The Company may be subject to emerging regulatory and legislative requirements and scrutiny with respect to human rights.

The Company and its operations may be subject to emerging regulations and legislation globally with respect to human rights issues, including forced labour, child labour and other slavery-like practices, and the Company may face heightening scrutiny from investors, shareholders and other stakeholders regarding such matters. Although the Company supports and respects human rights consistent with the Universal Declaration of Human Rights and seeks to ensure it is not complicit in human rights abuses committed by others, as described in the Company’s Code of Business Conduct, as well as in Rio Tinto’s global code of business conduct that defines the way Rio Tinto manages the economic, social, and environmental challenges of its global operations and in Rio Tinto’s “Modern Slavery & Human Trafficking” statement, the mining industry faces increasing scrutiny by human rights groups and is particularly prone to complaints and/or legal disputes in connection with human rights risks associated with adverse environmental impacts, health and safety, the use of migrant labour, child labour, forced labour and indigenous peoples.

Compliance with emerging modern slavery, human trafficking and forced labour reporting, training and due diligence regulations and laws could increase the Company’s operating costs. Further, if the Company fails to appropriately identify and respond to human rights abuses or allegations thereof, either internally or externally or through third party business relationships, it could face costly and disruptive enforcement actions, potential litigation, investor and stakeholder dissatisfaction and reputational damage.

December 31, 2020	51

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

RELATED-PARTY TRANSACTIONS

As at December 31, 2020, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from December 31, 2019. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Year Ended December 31,
(Stated in $000’s of dollars)	2020	2019
Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	2,803	710
Management services payment (i)	(28,305)	(31,041)
Cost recoveries - Rio Tinto (ii)	(38,213)	(42,836)

Finance income:
Cash and cash equivalents (iii)	2,329	16,194
Receivable from Rio Tinto (iv)	2,123	64,285

Finance costs:
Completion support fee (v)	(110,054)	(108,712)
Total	(169,317)	(101,400)

Statement of Cash Flows	Year Ended December 31,
(Stated in $000’s of dollars)	2020	2019
Cash generated from operating activities
Interest received (iii, iv)	9,848	58,850
Interest paid (v)	(107,948)	(156,814)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	511,284	1,375,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(75,470)	(60,828)

Balance sheets	Year Ended December 31,
(Stated in $000’s of dollars)	2020	2019
Cash and cash equivalents (iii)	-	210,000
Trade and other receivables	852	5,763
Prepaid expenses and other assets	83,144	82,808
Receivable from related party and other non-current financial assets (iv)	-	511,284
Trade and other payables:
Management services payment - Rio Tinto (i)	(13,137)	(14,156)
Cost recoveries - Rio Tinto (ii)	(52,415)	(51,747)
Total	18,444	743,952

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi LLC from March 31, 2010 onwards. After signing of the UDP on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi project.

52	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At December 31, 2020, no funds were deposited with wholly-owned subsidiaries of Rio Tinto. Funds that had been deposited during the year earned interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At December 31, 2020, there were no amounts due from 9539549 Canada Inc. Amounts due had earned interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

December 31, 2020	53

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Dec-31 2020	Sep-30 2020	Jun-30 2020	Mar-31 2020

Revenue	$405.1	$264.4	$278.0	$130.7

Income for the period	$241.6	$161.7	$72.3	$19.0

Income attributable to owners of Turquoise Hill	$159.9	$128.6	$72.6	$45.2

Basic and diluted income per share attributable to owners of Turquoise Hill (a)	$0.79	$0.64	$0.36	$0.22

	Quarter Ended
	Dec-31 2019	Sep-30 2019	Jun-30 2019	Mar-31 2019

Revenue	$221.4	$209.2	$382.7	$352.7

Income (loss) for the period	$109.5	$45.1	$(736.7)	$105.2

Income (loss) attributable to owners of Turquoise Hill	$113.1	$71.7	$(446.5)	$111.2

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill (a)	$0.56	$0.36	$(2.22)	$0.55

(a)	Basic and diluted income (loss) per share has been recalculated pursuant to the share consolidation completed on October 23, 2020 for all periods presented.
(b)

During 2020, the Company determined that it had incorrectly accounted for the impact of capitalised intragroup borrowings in the calculation of non-controlling interests, therefore understating the income attributable to the non-controlling interest in each of the periods ended March 31, 2020 and June 30, 2020. As a result of these adjustments, income attributable to owners of Turquoise Hill decreased by $10.2 million and $12.3 million in the three-month periods ended March 31, 2020 and June 30, 2020, respectively

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarised below.

Change in revenue over the periods presented has resulted mainly from variable metal prices combined with changes in sales volume. Revenue in the five consecutive quarters ended September 30, 2020 was lower than the previous two quarters due to lower sales volumes impacted by lower gold and copper production as the mine transitioned to Phase 4B and Phase 6B ore and stockpiles. Revenue Q3’20 and Q2’20 benefitted from higher head grade and recovery as mining in Phase 4B and 6B went deeper into the pit. Revenue in Q1’20 was negatively impacted by a lower average price of copper as an immediate reaction to the ongoing COVID-19 pandemic. Towards the end of 2020, average copper and gold prices rebounded to higher levels than were seen pre COVID-19 which, together with increased gold production, led to a significant increase in Q4’20 revenue. Revenue for the two consecutive quarters ended June 30, 2019 was higher due to the increased gold revenues driven by the significant increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4A ore that contained higher gold content during these periods.

Change in income (loss) over the periods presented resulted mainly from the changes in revenue noted above and adjustments made for impairment charges and deferred tax assets. Loss for the quarter ended

54	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

June 30, 2019 was impacted by a $0.6 billion impairment charge to the Oyu Tolgoi cash-generating unit whereby the Company assessed the recoverable amount of the Oyu Tolgoi cash-generating unit to be $8.7 billion compared to a carrying value of $9.3 billion, leading to an impairment charge of $0.6 billion at June 30, 2019.

Income for the period in the six consecutive quarters ended December 31, 2020 was positively impacted by deferred tax asset recognition adjustments of $45.0 million, $118.1 million, $82.0 million, $47.4 million, $131.1 million and $86.1 million, respectively. Conversely, income (loss) in the quarters ended March 31, 2019 and June 30, 2019 was negatively impacted by deferred tax asset de-recognition adjustments of $25.7 million and $252.8 million, respectively. The adjustment to deferred tax assets in the quarter ended June 30, 2019 was due to updated operating assumptions in mine planning during the period resulting primarily from timing of sustainable first production as well as the revised estimates of underground development capital, both of which also contributed to the $0.6 billion impairment charge noted above.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

December 31, 2020	55

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	(Three Months Ended)		(Year Ended)
C1 costs (Stated in $000’s of dollars)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cost of sales	173,523	175,007	669,394	742,985
Cost of sales: $/lb of copper sold	2.08	2.46	2.20	2.25
Depreciation and depletion	(47,684)	(49,800)	(176,024)	(183,919)
Provision against carrying value of copper-gold concentrate	—	(40)	—	—
Change in inventory	8,352	11,618	26,534	(31,093)
Other operating expenses	57,558	52,415	202,271	221,493
Less:
- Inventory (write-down) reversal	92	396	2,703	2,161
- Depreciation	(657)	(2,129)	(5,236)	(8,133)
Management services payment to Turquoise Hill	6,466	7,177	28,305	31,041
Operating cash costs	197,650	194,644	747,947	774,535
Operating cash costs: $/lb of copper produced	2.16	2.68	2.27	2.40
Adjustments to operating cash costs(1)	(3,290)	8,728	12,442	44,337
Less: Gold and silver revenues	(125,105)	(43,298)	(280,895)	(378,204)
C1 costs ($‘000)	69,255	160,074	479,494	440,668
C1 costs: $/lb of copper produced	0.76	2.21	1.45	1.37

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	9,534	9,500	30,602	23,443
Asset retirement expense	4,752	(99)	4,607	6,064
Royalty expenses	23,460	12,453	63,420	64,048
Ore stockpile and stores write-down (reversal)	(92)	(396)	(2,703)	(2,161)
Other expenses	316	4,921	4,385	5,984
Sustaining cash capital including deferred stripping	25,413	28,969	59,326	133,342
All-in sustaining costs ($‘000)	132,638	215,422	639,131	671,388
All-in sustaining costs: $/lb of copper produced	1.45	2.97	1.94	2.08

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined for the year ended December 31, 2020 are calculated by reference to total mining costs of $175.9 million (2019: $190.2 million) and total material mined of 97.7 million tonnes (2019: 101.3 million

56	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

tonnes). Mining costs per tonne of material mined for the three months ended December 31, 2020 are calculated by reference to total mining costs of $44.2 million (Q4’19: $43.7 million) and total material mined of 23.8 million tonnes (Q4’19: 28.1 million tonnes).

Milling costs per tonne of ore treated for the year ended December 31, 2020 are calculated by reference to total milling costs of $255.4 million (2019: $264.3 million) and total ore treated of 40.2 million tonnes (2019: 40.8 million tonnes). Milling costs per tonne of ore treated for the three months ended December 31, 2020 are calculated by reference to total milling costs of $69.9 million (Q4’19: $55.5 million) and total ore treated of 9.6 million tonnes (Q4’19: 11.1 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	December 31, 2020	December 31, 2019
Inventories (current)	$197,962	$175,719
Trade and other receivables	60,012	27,047
Trade and other payables:
- trade payables and accrued liabilities	(315,570)	(389,476)
- payable to related parties	(65,552)	(65,903)
Consolidated working capital	$(123,148)	$(252,613)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

December 31, 2020	57

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of contractual obligations as at December 31, 2020 to the financial statements and notes is provided below.

	Project Finance Facility	Purchase obligations	Other Obligations	Power commitments	Lease liabilities	Decommissioning obligations
(Stated in $000’s of dollars)

Commitments (MD&A)	$4,325,629	$514,902	$315,115	$297,436	$20,956	$227,772
Cancellable obligations		(411,706)		(178,207)	-	-
(net of exit costs)
Accrued capital expenditure		(74,944)	74,944	-	-	-
Discounting and other adjustments	(140,718)	-		-	(4,088)	(93,808)
Financial statement amount	$4,184,911	$28,252	$390,059	$119,229	$16,868	$133,964

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures.

The Company retained a consultant to undertake a review of the design and effectiveness of its disclosure controls and procedures as such term is defined in Rules 13a – 15(e) and 15d – 15(e) of the Exchange Act and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109) (DC&P) practices. The review is now complete and the consultant has reported that the Company’s Disclosure Controls and Procedures were operating effectively in 2020.

Based upon that review, the Company’s CEO and CFO concluded that as of the end of the fiscal year, the Company’s DC&P were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarised and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorised override of the control. The design of any systems of controls is

58	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109). Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of applicable U.S. and Canadian securities legislation.

The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2020 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting were effective as of December 31, 2020 and have certified the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the U.S. Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. KPMG LLP, independent auditor, has been engaged to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. KPMG LLP has expressed an unqualified opinion on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting as of December 31, 2020.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE OVERSIGHT

The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

December 31, 2020	59

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company’s mineral resources and mineral reserves, readers should refer to the AIF of the Company for the year ended December 31, 2020, and other continuous disclosure documents filed by the Company since January 1, 2021 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43 -101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure requirements.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the DE and the potential termination, amendment or replacement of the Oyu Tolgoi Mine Development and Financing Plan; the willingness and ability of the parties to the UDP to amend or replace the UDP; the potential benefits, impact, timing and outcome of the arbitration proceedings (including any related interim relief) initiated with respect to certain agreements with RTIH; the expectations set out in the OTTR20; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; liquidity, funding sources, funding requirements and planning and the status

60	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the amount of any funding gap to complete the Oyu Tolgoi project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Company’s ability to raise supplemental senior debt; the Company’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Company’s and Rio Tinto’s understanding regarding the scope and timing for an equity offering by the Company to address any remaining funding gap; the Company’s intention to prioritise funding by way of debt and/or hybrid financing over equity funding; the Company’s expectation of the anticipated funding gap; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status and nature of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the UDP to amend or replace the UDP; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MoU) as well as the potential benefits, impact, timing and outcome of the arbitration proceedings (including any related interim relief) initiated with respect to certain agreements with RTIH.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and

December 31, 2020	61

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the arbitration proceedings, including of any related interim relief; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises, strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi as well as the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU) as well as the potential benefits, impact, timing and outcome of the arbitration proceedings (including any related interim relief) initiated with respect to certain agreements with RTIH; the status and nature of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the UDP to amend or replace the UDP; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

62	December 31, 2020

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved Commercial Production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language regarding reserves and resources” and “Note to United States investors concerning estimates of measured, indicated and inferred resources” in the section titled CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of mineral reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

December 31, 2020	63

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF and in the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

MANAGEMENT’S REPORT TO SHAREHOLDERS

The consolidated financial statements and management’s discussion and analysis of financial condition and results of operations (MD&A) are the responsibility of the management of Turquoise Hill. The financial statements and the MD&A have been prepared by management in accordance with IFRS and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 8, 2021.

The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarised in Note 2 to the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, independent auditor, in accordance with the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

/s/ Steve Thibeault	/s/ Luke Colton
Steve Thibeault	Luke Colton
Interim Chief Executive Officer	Chief Financial Officer

March 8, 2021
Montreal, QC, Canada

64	December 31, 2020

turquoisehill.com

Turquoise Hill Resources Ltd.
Suite 3680,1 Place Ville- Marie
Montreal Quebec, Canada
H3B 3P2

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